Exhibit 99.115

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three and six months ended June 30, 2024 and 2023

(expressed in Canadian dollars)

DeFi Technologies Inc.

NOTICE OF NO AUDITOR REVIEW OF

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3) (a), if an auditor has not performed a review of the condensed consolidated interim financial statements, they must be accompanied by a notice indicating that the interim financial statements have not been reviewed by an auditor.

The accompanying unaudited condensed consolidated interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these condensed consolidated interim financial statements in accordance with standards established by the Chartered Professional Accountants of Canada (CPA Canada) for a review of interim financial statements by an entity’s auditor.

DeFi Technologies Inc.

DeFi Technologies Inc.

Condensed Consolidated Interim Statements of Financial Position

(Expressed in Canadian dollars)

	Note	June 30, 2024	December 31, 2023
Assets		$	$
Current
Cash and cash equivalents	3,18	19,529,425	6,727,482
Amounts receivable	5,18	134,101	54,036
Prepaid expenses	6	4,520,767	1,509,824
Digital assets	7,18	273,685,379	188,342,579
Digital assets loaned	7	130,074,548	270,362,684
Digital assets staked	7	366,273,589	30,516,888
Total current assets		794,217,809	497,513,493
Private investments, at fair value through profit and loss	4,18,21	40,994,025	43,540,534
Digital assets	7	789,302	643,487
Equipment		2,349	7,679
Intangible assets	8,9	2,963,613	3,542,888
Goodwill	8,9	49,348,414	46,712,027
Total assets		888,315,512	591,960,108
Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities	10,18,21	36,416,276	9,174,846
Loans payable	11,18	17,793,100	56,210,709
ETP holders payable	12,18	730,068,689	508,130,490
Deferred revenue		220,987	-
Total current liabilities		784,499,052	573,516,045
Shareholders’ equity
Common shares	16(b)(c)	181,688,832	170,687,476
Preferred shares		4,321,350	4,321,350
Share-based payments reserves	17	30,390,898	28,631,887
Accumulated other comprehensive income		(2,811,136)	(1,652,547)
Non-controlling interest		(457)	(4,871)
Deficit		(109,773,027)	(183,539,232)
Total equity		103,816,460	18,444,063
Total liabilities and equity		888,315,512	591,960,108
Nature of operations and going concern	1
Commitments and contingencies	22

Approved on behalf of the Board of Directors:

“Olivier Roussy Newton”	“Stefan Hascoet”
Director	Director

See accompanying notes to these condensed consolidated interim financial statements

DeFi Technologies Inc.

Condensed Consolidated Interim Statements of Operations and Comprehensive Income (Loss)

(Expressed in Canadian dollars)

		Three months ended June 30,		Six months ended June 30
	Note	2024	2023	2024	2023
		$	$	$	$
				(Restated - see Note 24)
Revenues
Realized and net change in unrealized gains and (losses) on digital assets	13	(86,085,883)	(4,166,320)	231,037,173	58,852,213
Realized and net change in unrealized gains and (losses) on ETP payables	14	209,094,995	18,984,061	(119,158,890)	(56,529,430)
Staking and lending income		8,263,022	764,662	14,071,024	1,336,475
Management fees		2,145,432	244,016	3,877,314	459,693
Research revenue		338,583	-	840,451	-
Node revenue		35	(845)	4,709	4,976
Realized (loss) on investments	4	634,271	(3,438)	634,271	(4,025)
Unrealized (loss) on investments	4	(659,386)	(42,491)	(2,498,418)	314,862
Interest income		644	(572)	1,512	257
Total revenues		133,731,713	15,779,073	128,809,146	4,435,022
Expenses
Operating, general and administration	15,21	30,511,981	1,755,467	33,480,118	3,871,936
Share based payments	17	3,433,990	501,594	5,051,505	1,442,880
Depreciation - property, plant and equipment		2,092	3,236	5,328	6,472
Depreciation - right of use assets		-	(34,034)	-	0
Amortization - intangibles	9	508,154	509,575	1,025,379	1,019,150
Finance costs		929,255	275,063	2,666,769	1,561,529
Transaction costs		1,089,807	86,944	1,580,204	319,719
Foreign exchange loss		6,318,062	4,743,568	7,141,206	4,754,029
Impairment loss	9	-	-	4,962,021	-
Total expenses		42,793,341	7,841,413	55,912,530	12,975,715
Income (loss) before other item		90,938,372	7,937,660	72,896,616	(8,540,694)
Loss on settlement of debt		-	(198,482)	-	(198,482)
Net income (loss) for the period		90,938,372	7,739,178	72,896,616	(8,739,176)
Other comprehensive loss Foreign currency translation gain (loss)		110,463	1,692,615	(1,158,589)	1,726,504
Net income (loss) and comprehensive income (loss) for the period		91,048,835	9,431,793	71,738,026	(7,012,672)
Net income (loss) attributed to:
Owners of the parent		72,892,202	(8,739,176)	72,892,202	(8,739,176)
Non-controlling interests		4,414	-	4,414	-
		72,896,616	(8,739,176)	72,896,616	(8,739,176)
Net income (loss) and comprehensive income (loss) attributed to:
Owners of the parent		71,733,612	(7,012,672)	71,733,612	(7,012,672)
Non-controlling interests		4,414	-	4,414	-
		71,738,026	(7,012,672)	71,738,026	(7,012,672)
(Loss) per share
Basic		0.34	0.04	0.26	(0.04)
Diluted		0.34	0.04	0.26	(0.04)
Weighted average number of shares outstanding:
Basic		269,753,932	220,295,703	284,134,127	219,656,652
Diluted		269,753,932	220,295,703	284,134,127	219,656,652

See accompanying notes to these condensed consolidated interim financial statements

DeFi Technologies Inc.

Condensed Consolidated Interim Statements of Cash Flows

(Expressed in Canadian dollars)

		Three months ended March 31,
	Note	2024	2023
		$	$
		(Restated - See Note 24)
Cash (used in) provided by operations:
Net (loss) for the period		$72,896,616	$(16,478,354)
Adjustments to reconcile net (loss) income to cash (used in) operating activities:
Share-based payments	17	5,051,505	941,285
Impairment loss	9	4,962,021	-
Interest income		-	(829)
Interest expense		-	3,590
Depreciation - Property, plant & equipment		5,328	3,236
Depreciation - right of use assets		-	34,034
Amortization - Intangible asset	9	1,025,379	509,575
Realized loss on investments, net		(634,271)	587
Unrealized (gain) loss on investments, net		2,498,418	(357,353)
Realized and net change in unrealized (gains) and loss on digital assets	13	(231,037,173)	(63,018,533)
Realized and net change in unrealized (gains) and loss on ETP	14	119,158,890	75,513,491
Staking and lending income		(14,071,024)	(571,813)
Management fees		(3,877,314)	(215,677)
Node revenue		(4,709)	(5,821)
Unrealized loss on foreign exchange		(753,775)	1,136,940
		(44,780,109)	(2,505,642)
Adjustment for:
Purchase of digital assets		(200,399,402)	(90,978,084)
Disposal of digital assets		149,972,147	77,173,457
Disposal of investments		-	12,496
Change in amounts receivable		(95,980)	(24,048)
Change in prepaid expenses and deposits		(637,607)	174,420
Change in accounts payable and accrued liabilities		380,440	1,648,547
Net cash (used in) operating activities		(95,560,511)	(14,498,854)
Investing activities
Cash received from acquisition of subsidiary		198,681	-
Net cash provided by investing activities		198,681	-
Financing activities
Proceeds from ETP holders		266,299,553	49,015,215
Payments to ETP holders		(207,040,547)	(39,335,963)
Loan Payable		-	4,319,901
Proceeds from exercise of warrants	16	53,077	-
Net cash provided by financing activities		59,312,083	13,999,153
Effect of exchange rate changes on cash and cash equivalents		173,361	(3,772)
Change in cash and cash equivalents		(35,876,386)	(503,473)
Cash, beginning of year		6,727,482	4,906,165
Cash and cash equivalents, end of period		$(29,148,904)	$4,402,692

See accompanying notes to these condensed consolidated interim financial statements

DeFi Technologies Inc.

Condensed Consolidated Interim Statements of Changes in Equity

(Expressed in Canadian dollars)

					Share-based payments
						Deferred				Accumulated
	Number of		Number of			Shares			Share-based	other
	Common	Common	Preferred	Preferred		Unit	Treasury		Payments	comprehensive	Non-controlling
	Shares	Shares	Shares	Shares	Options	(DSU)	shares	Warrants	Reserve	income	interest	Deficit	Total
Balance, December 31, 2023	276,658,208	$170,687,476	4,500,000	$4,321,350	$17,968,263	$8,040,660	$27,453	$2,595,513	$28,631,889	(1,652,548)	(4,871)	(183,539,232)	18,444,063
Acquisition of Reflxivity	5,000,000	3,100,000	-	-	-	-	-	-	-	-	-	-	3,100,000
Acquisition of Solana IP	7,297,090	4,962,021	-	-	-	-	-	-	-	-	-	-	4,962,021
Warrants exercised	5,691,798	1,787,346	-	-	-	-	-	(407,932)	(407,932)	-	-	-	1,379,414
Option exercised	1,380,000	712,024	-	-	(256,574)	-	-	-	(256,574)	-	-	-	455,451
DSU exercised	2,107,281	1,753,984	-	-	-	(1,753,984)	-	-	(1,753,984)	-	-	-	-
Option expiry	-	-	-	-	(874,002)	-	-	-	(874,002)	-	-	874,002	-
NCIB	(680,000)	(1,314,018)	-	-	-	-	-	-	-	-	-	-	(1,314,018)
Share-based payments	-	-	-	-	3,034,858	2,016,642	-	-	5,051,501	-	-	-	5,051,501
Net (loss) and comprehensive (loss) for the period	-	-	-	-	-	-	-	-	-	(1,158,589)	4,414	72,892,202	71,738,026
Balance, June 30, 2024	297,454,377	$181,688,832	4,500,000	$4,321,350	$19,872,546	$8,303,318	$27,453	$2,187,581	$30,390,898	$(2,811,136)	$(457)	$(109,773,027)	$103,816,460
										-	-	(0)
Balance, December 31, 2022	219,010,501	$166,151,401	4,500,000	$4,321,350	$20,317,312	$6,977,106	$27,453	$588,113	$27,909,984	(2,996,218)	-	(167,477,256)	27,909,261
Shares issued for debt settlement	7,939,268	873,319	-	-	-	-	-	-	-	-	-	-	873,319
Warrants expired	-	-	-	-	-	-	-	(423,261)	(423,261)	-	-	423,261	-
Options cancelled	-	-	-	-	(2,831,533)	-	-	-	(2,831,533)	-	-	2,831,533	-
DSUs exercised	500,000	107,500	-	-	-	(107,500)	-	-	(107,500)	-	-	-	-
Share-based payments	-	-	-	-	277,136	1,165,743	-	-	1,442,879	-	-	-	1,442,879
Net (loss) and comprehensive (loss) for the period	-	-	-	-	-	-	-	-	-	1,726,504	-	(8,739,176)	(7,012,672)
Balance, June 30, 2023	227,449,769	$167,132,220	4,500,000	$4,321,350	$17,762,915	$8,035,349	$27,453	$164,852	$25,990,569	$(1,269,714)	$-	$(172,961,638)	$23,212,787

See accompanying notes to these condensed consolidated interim financial statements

DeFi Technologies Inc.

Notes to the condensed consolidated interim financial statements

For the three and six months ended June 30, 2024 and 2023

(Expressed in Canadian dollars unless otherwise noted)

1.	Nature of operations and going concern

DeFi Technologies Inc. (the “Company” or “DeFi”), is a publicly listed company incorporated in the Province of British Columbia and continued under the laws of the Province of Ontario. On January 21, 2021, the Company up listed its shares to NEO Exchange (“NEO”) under the symbol of “DEFI”. DeFi is a Canadian technology company bridging the gap between traditional capital markets and decentralized finance. The Company generates revenues through the issuance of exchange traded products that synthetically track the value of a single DeFi protocol, investments in various companies and leading protocols across the decentralized finance ecosystem to build a diversified portfolio of decentralized finance assets, providing premium membership for research reports to investors and offering node management of decentralized protocols to support governance, security and transaction validation. The Company’s head office is located at 198 Davenport Road, Toronto, Ontario, Canada, M5R 1J2.

These condensed consolidated interim financial statements were prepared on a going concern basis of presentation, which contemplates the realization of assets and settlement of liabilities as they become due in the normal course of operations for the next fiscal year. As at June 30, 2024, the Company has working capital of $9,718,757 (December 31, 2023 - working capital (deficiency) of $(76,002,552), including cash of $19.529,425 (December 31, 2023 - $6,727,482) and for the six months ended June 30, 2024 had a net income and comprehensive income of $71,738,026 (for the six months ended June 30, 2023 – net loss and comprehensive loss of $16,444,465). The Company’s current source of operating cash flow is dependent on the success of its business model and operations and there can be no assurances that sufficient funding, including adequate financing, will be available to cover the general and administrative expenses necessary for the maintenance of a public company. The Company’s status as a going concern is contingent upon raising the necessary funds through the selling of investments, digital assets and issuance of equity or debt. Management believes its working capital will be sufficient to support activities for the next twelve months and expects to raise additional funds when required and available. There can be no assurance that funds will be available to the Company with acceptable terms or at all. These matters constitute material uncertainties that cast significant doubt about the ability of the Company to continue as a going concern.

These condensed consolidated interim financial statements do not reflect adjustments in the carrying value of the assets and liabilities, the reported revenues and expenses and the balance sheet classifications that would be necessary if the going concern assumption were not appropriate. These adjustments could be material.

International conflict and other geopolitical tensions and events, including war, military action, terrorism, trade disputes, and international responses thereto have historically led to, and may in the future lead to, uncertainty or volatility in global commodity and financial markets and supply chains. Russia’s invasion of Ukraine has led to sanctions being levied against Russia by the international community and may result in additional sanctions or other international action and the escalation of war between Israel and Hamas in Gaza, any of which may have a destabilizing effect on commodity prices, supply chains, and global economies more broadly. Volatility in digital asset prices and supply chain disruptions may adversely affect the Corporation’s business, financial condition, financing options, and results of operations. The extent and duration of the current Russia-Ukraine conflict or the Israel and Hamas conflict in Gaza and related international action cannot be accurately predicted at this time and the effects of such conflict may magnify the impact of the other risks, including those relating to digital asset price volatility and global financial conditions. The situation is rapidly changing and unforeseeable impacts, including on shareholders of the Corporation, and third parties with which the Corporation relies on or transacts, may materialize and may have an adverse effect on the Corporation’s business, results of operation, and financial condition.

DeFi Technologies Inc.

Notes to the condensed consolidated interim financial statements

For the three and six months ended June 30, 2024 and 2023

(Expressed in Canadian dollars unless otherwise noted)

2.	Material accounting policy information

(a)	Statement of compliance

These condensed consolidated interim financial statements of the Company were prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB) applicable to the preparation of interim financial statements, including IAS 34 – Interim Financial Reporting. These condensed consolidated interim financial statements should be read in conjunction with the annual audited consolidated financial statements for the years ended December 31, 2023 and 2022, which was prepared in accordance with IFRS as issued by the IASB. These condensed consolidated interim financial statements of the Company were approved for issue by the Board of Directors on August 14, 2024.

(b)	Basis of consolidation

Subsidiaries consist of entities over which the Company is exposed to, or has rights to, variable returns as well as the ability to affect these returns through the power to direct the relevant activities of the entity. Subsidiaries are fully consolidated from the date control is transferred to the Company and are deconsolidated from the date control ceases. The condensed consolidated interim financial statements include all the assets, liabilities, revenues, expenses and cash flows of the Company and its subsidiary after eliminating inter-entity balances and transactions.

These condensed consolidated interim financial statements comprise the financial statements of the Company and its wholly owned subsidiaries Electrum Streaming Inc. (“ESI”), DeFi Capital Inc. (“DeFi Capital”), DeFi Holdings (Bermuda) Ltd. (“DeFi Bermuda”), Reflexivity LLC, Valour Inc., DeFi Europe AG, and Valour Digital Securities Limited. All material intercompany transactions and balances between the Company and its subsidiary have been eliminated on consolidation.

Intercompany balances and any unrealized gains and losses or income and expenses arising from intercompany transactions are eliminated in preparing the condensed consolidated interim financial statements.

(c)	Basis of preparation and functional currency

These condensed consolidated interim financial statements have been prepared on a historical cost basis except for certain financial instruments and investments that have been measured at fair value. In addition, these condensed consolidated interim financial statements have been prepared using the accrual basis of accounting except for cash flow information.

Foreign currency transactions are recorded at the exchange rate as at the date of the transaction. At each statement of financial position date, monetary assets and liabilities in foreign currencies other than the functional currency are translated using the year end foreign exchange rate. Non-monetary assets and liabilities that are measured at fair value in a foreign currency are translated into the functional currency at the exchange rate when the fair value was determined. Non- monetary assets and liabilities in foreign currencies other than the functional currency are translated using the historical rate. All gains and losses on translation of these foreign currency transactions and balances are included in the profit and loss. The functional currency for DeFi, DeFi Capital, and ESI is the Canadian dollar, and the functional currency for DeFi Bermuda, Reflexivity LLC, Valour Inc., DeFi Europe AG, and Valour Digital Securities Limited is US Dollars.

The results and financial position of foreign operations (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

●	assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet,

●	income and expenses for each statement of loss and comprehensive loss are translated at average exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions), and

●	all resulting exchange differences are recognized in other comprehensive loss.

DeFi Technologies Inc.

Notes to the condensed consolidated interim financial statements

For the three and six months ended June 30, 2024 and 2023

(Expressed in Canadian dollars unless otherwise noted)

2.	Material accounting policy information (continued)

(c)	Basis of preparation and functional currency (continued)

On consolidation, exchange differences arising from the translation of any net investment in foreign entities and of borrowings are recognized in other comprehensive loss. When a foreign operation is sold or any borrowings forming part of the net investment are repaid, the associated exchange differences are reclassified to profit or loss, as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign operation are treated as assets and liabilities of the foreign operation and translated at the closing rate.

(d)	Change in accounting policy

During the year ended December 31, 2023, the Company changed its accounting policy regarding the treatment for when the Company sells a portion of its digital asset holdings or when there’s redemptions of its ETP payables. The Company has adopted first in, first out (“FIFO”) to identify the units sold and determine the cost basis to use. As a result, for six months ended June 30, 2023, realized gains (loss) on digital assets increased (decreased) by $(11,399,582) and unrealized gains (loss) (decreased) increased by $11,399,582. As a result, for the six months ended June 30, 2023, realized gains (loss) on ETP payables increased (decreased) by $4,725,198 and unrealized gains (loss) (decreased) increased by $(4,725,198).

There were no changes to the condensed consolidated interim statements of financial position, condensed consolidated interim statements of operations and comprehensive (loss) or condensed consolidated interim statements of cash flow.

(e)	Significant accounting judgements, estimates and assumptions

The preparation of these condensed consolidated interim financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and disclosure of contingent assets and liabilities at the date of the condensed consolidated interim financial statements and reported amounts of revenues and expenses during the reporting period. Such estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual outcomes can differ from these estimates. The impacts of such estimates are pervasive throughout the condensed consolidated interim financial statements and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised, and the revision affects both current and future periods.

DeFi Technologies Inc.

Notes to the condensed consolidated interim financial statements

For the three and six months ended June 30, 2024 and 2023

(Expressed in Canadian dollars unless otherwise noted)

2.	Material accounting policy information (continued)

(e)	Significant accounting judgements, estimates and assumptions (continued)

Information about critical judgments and estimates in applying accounting policies that have the most significant effect on the amounts recognized in the condensed consolidated interim financial statements are as follows:

(i)	Accounting for digital assets

Among its digital asset holdings, only USDC was classified by the Company as a financial asset. The rest of its digital assets were classified following the IFRS Interpretations Committee (the “Committee”) published its agenda decision on Holdings of Cryptocurrencies in June 2019. The Committee concluded that IAS 2 – Inventories applies to cryptocurrencies when they are held for sale in the ordinary course of business, otherwise an entity should apply IAS 38 - Intangible Assets to holdings of cryptocurrencies. The Company has assessed that it acts in a capacity as a commodity broker trader as defined in IAS 2 - Inventories, in characterizing certain of its holdings as inventory, or more specifically, digital assets. If assets held by commodity broker-traders are principally acquired for the purpose of selling in the near future and generating a profit from fluctuations in price or broker-traders’ margin, such assets are accounted for as inventory, and changes in fair value less costs to sell are recognized in profit or loss. Digital currencies consist of cryptocurrency denominated assets (see Note 7) and are included in current and long-term assets. Digital currencies are carried at their fair value determined by the spot rate less costs to sell. The cost to sell digital assets is nominal. The digital currency market is still a new market and is highly volatile; historical prices are not necessarily indicative of future value; a significant change in the market prices for digital currencies would have a significant impact on the Company’s earnings and financial position. Fair value is determined by taking the mid- point price at 17:30 CET digital asset exchanges consistent with the final terms for each exchange traded product (“ETP”). The primary digital asset exchanges used to value digital assets are Kraken, Bitfinex, Binance, Coinbase and Bitstamp. Where digital assets held do not have pricing on these exchanges, other exchanges would be used. On all material coins, Kraken, Bitfinex, Coinbase and Bitstamp were used. Fair value for Mobilecoin, Shyft, Blocto, Maps, Oxygen, Boba Network, Saffron.finance, Clover, Sovryn, Wilder World, Pyth and Volmex is determined by taking the last closing price for the day (UTC time) from www.coinmarketcap.com. The Company revalues its digital assets quarterly.

(ii)	Accounting for ETP holder payables

Financial liabilities at fair value through profit or loss held includes ETP holders payable. Liabilities arising in connection with ETPs issued by the Company referencing the performance of digital assets are measured at fair value through profit or loss. Their fair value is a function of the unadjusted quoted price of the digital asset underlying the ETP, less any accumulated management fees. The fair value basis is consistent with the measurement of the underlying digital assets which are measured at fair value. The Company elected not to designate this as a hedging instrument. The ETPS are actively traded on the Nordic Growth Market (“NGM”) and Germany Borse Frankfurt Zertifikate AG.

(iii)	Fair value of financial derivatives

Investments in options and warrants which are not traded on a recognized securities exchange do not have a readily available market value. Valuation technique such as Black Scholes model is used to value these instruments. Refer to Notes 4 and 18 for further details.

(iv)	Fair value of investment in securities not quoted in an active market or private company investments

Where the fair values of financial assets and financial liabilities recorded on the statement of financial position cannot be derived from active markets, they are determined using a variety of valuation techniques. The inputs to these models are derived from observable market data where possible, but where observable market data are not available, judgment is required to establish fair values. Refer to Notes 4 and 18 for further details.

DeFi Technologies Inc.

Notes to the condensed consolidated interim financial statements

For the three and six months ended June 30, 2024 and 2023

(Expressed in Canadian dollars unless otherwise noted)

2.	Material accounting policy information (continued)

(e)	Significant accounting judgements, estimates and assumptions (continued)

(v)	Share-based payments

The Company uses the Black-Scholes option pricing model to fair value options in order to calculate share-based compensation expense. The Black-Scholes model involves six key inputs to determine the fair value of an option: risk-free interest rate, exercise price, market price of the Company’s shares at date of issue, expected dividend yield, expected life, and expected volatility. Certain of the inputs are estimates which involve considerable judgment and are, or could be, affected by significant factors that are out of the Company’s control. The Company is also required to estimate the future forfeiture rate of options based on historical information in its calculation of share-based compensation expense.

(vi)	Business combinations and goodwill

Judgment is used in determining whether an acquisition is a business combination or an asset acquisition. In a business combination, all identifiable assets and liabilities acquired are recorded at their fair values. In determining the allocation of the purchase price in a business combination, including any acquisition related contingent consideration, estimates including market based and appraisal values are used. The contingent consideration is measured at its acquisition-date fair value and included as part of the consideration transferred in a business combination. Contingent consideration that is classified as equity is not remeasured at subsequent reporting dates and its subsequent settlement is accounted for within equity. Goodwill is assessed for impairment annually.

(vii)	Estimated useful lives and impairment considerations

Amortization of intangible assets is dependent upon estimates of useful lives, which are determined through the exercise of judgment. The assessment of impairment of these assets is dependent upon estimates of recoverable amounts that consider factors such as economic and market conditions and the useful lives of assets.

(viii)	Impairment of non-financial assets

The Company’s non-financial assets include prepaid expenses, digital assets excluding USDC, equipment and right of use assets, intangibles and goodwill. Impairment of these non-financial assets exists when the carrying value of an asset exceeds its recoverable amount, which is the higher of its fair value less costs to sell and its value in use. These calculations are based on available data, other observable inputs and projections of cash flows, all of which are subject to estimates and assumptions. See Note 9 for the discussion regarding impairment of the Company’s non-financial assets.

(ix)	Functional currency

The functional currency of the Company has been assessed by management based on consideration of the currency and economic factors that mainly influence the Company’s digital currencies, production and operating costs, financing and related transactions. Specifically, the Company considers the currencies in which digital currencies are most commonly denominated and the currencies in which expenses are settled, by each entity, as well as the currency in which each entity receives or raises financing. Changes to these factors may have an impact on the judgment applied in the determination of the Company’s functional currency.

DeFi Technologies Inc.

Notes to the condensed consolidated interim financial statements

For the three and six months ended June 30, 2024 and 2023

(Expressed in Canadian dollars unless otherwise noted)

2.	Material accounting policy information (continued)

(e)	Significant accounting judgements, estimates and assumptions (continued)

(x)	Assessment of transaction as an asset purchase or business combination

Assessment of a transaction as an asset purchase or a business combination requires judgements to be made at the date of acquisition in relation to determining whether the acquiree meets the definition of a business. The three elements of a business include inputs, processes and outputs. When the acquiree does not have outputs, it may still meet the definition of a business if its processes are substantive which includes assessment of whether the process is critical and whether the inputs acquired include both an organized workforce and inputs that the organized workforce could convert into outputs.

(xi)	Control

Significant judgment is involved in the determination whether the Company controls under IFRS 10. The Company is deemed to control an investee when it demonstrates: power over the investee, exposure, or rights to variable returns from its involvement with the investee and has the ability to use its power over the investee to affect the amount of the investor’s returns. There is judgement required to determine whether these criterions are met. The Company determined it controlled Valour Digital Securities Limited through its role as arranger.

(xii)	Accounting for digital assets held as collateral

The Company has provided digital assets as collateral for loans provided by digital asset liquidity provider. These digital assets held as collateral are included with digital assets and valued at fair value consistent with the Company’s accounting policy for its digital assets. See note 2(e)(i).

3.	Cash and cash equivalents

	31-Mar-24	31-Dec-23
Cash at banks	$842,827	$306,920
Cash at brokers	7,080,002	6,417,725
Cash at digital currency exchanges	1,490,032	2,837
	$9,412,862	$6,727,482

4.	Investments, at fair value through profit and loss

At March 31, 2024, the Company’s investment portfolio consisted of nine private investments for a total estimated fair value of $41,793,929 (December 31, 2023 – nine private investments for a total estimated fair value of 43,540,534).

During the three months ended March 31, 2024, the Company had an unrealized (loss) of $(1,839,032) (March 31, 2023 – realized (loss) of $(587) and an unrealized gain of $357,353) on private and public investments.

DeFi Technologies Inc.

Notes to the condensed consolidated interim financial statements

For the three and six months ended June 30, 2024 and 2023

(Expressed in Canadian dollars unless otherwise noted)

4.	Investments, at fair value through profit and loss (continued)

Private Investments

At March 31, 2024, the Company’s nine private investments had a total fair value of $41,793,929.

Private Issuer	Note	Security description	Cost	Estimated Fair Value	% of FV
3iQ Corp.		187,007 common shares	$261,605	$1,246,700	3.0%
Brazil Potash Corp.	(i)	404,200 common shares	1,998,668	2,190,763	5.2%
Earnity Inc.		85,142 preferred shares	130,946	-	0.0%
Luxor Technology Corporation		201,633 preferred shares	630,505	677,568	1.6%
Neuronomics AG		724 common shares	128,898	128,898	0.3%
SDK:meta, LLC		1,000,000 units	3,420,000	-	0.0%
Amina Bank AG		3,906,250 non-voting shares	34,498,750	37,550,000	89.9%
Skolem Technologies Ltd.		16,354 preferred shares	177,488	-	0.0%
VolMEX Labs Corporation		Rights to certain preferred shares and warrants	37,809	-	0.0%
Total private investments			$41,284,669	$41,793,929	100.0%

(i) Investments in related party entities

At December 31, 2023, the Company’s nine private investments had a total fair value of $43,540,534.

Private Issuer	Note	Security description	Cost	Estimated Fair Value	% of FV
3iQ Corp.		187,007 common shares	$261,605	$1,216,890	2.8%
Brazil Potash Corp.	(i)	404,200 common shares	1,998,668	2,138,380	4.9%
Earnity Inc.		85,142 preferred shares	130,946	-	0.0%
Luxor Technology Corporation		201,633 preferred shares	630,505	661,366	1.5%
Neuronomics AG		724 common shares	128,898	128,898	0.3%
SDK:meta, LLC		1,000,000 units	3,420,000	-	0.0%
Amina Bank AG (formerly SEBA Bank AG)	(i)	3,906,250 non-voting shares	34,498,750	39,395,000	90.5%
Skolem Technologies Ltd.		16,354 preferred shares	177,488	-	0.0%
VolMEX Labs Corporation		Rights to certain preferred shares and warrants	37,809	-	0.0%
Total private investments			$41,284,669	$43,540,534	100.0%

5.	Amounts receivable

	31-Mar-24	31-Dec-23
Other receivables	$2,330,255	$54,036

6.	Prepaid expenses

	31-Mar-24	31-Dec-23
Prepaid insurance	$6,102	$42,335
Prepaid expenses	2,141,329	1,467,489
	$2,147,431	$1,509,824

DeFi Technologies Inc.

Notes to the condensed consolidated interim financial statements

For the three and six months ended June 30, 2024 and 2023

(Expressed in Canadian dollars unless otherwise noted)

7.	Digital Assets

As at March 31, 2024, the Company’s digital assets consisted of the below digital currencies, with a fair value of $875,418,425 (December 31, 2023 - $489,865,638). Digital currencies are recorded at their fair value on the date they are acquired and are revalued to their current market value at each reporting date. Fair value is determined by taking the mid-point price at 17:30 CET from Kraken, Bitfinex, Binance, Coinbase and other exchanges consistent with the final terms for each ETP. Fair value for Mobilecoin, Shyft, Blocto, Maps, Oxygen, Boba Network, Saffron.finance, Clover, Sovryn, Wilder World, Pyth and Volmex is determined by taking the last closing price for the day (UTC time) from www.coinmarketcap.com. The Company’s holdings of digital assets consist of the following:

	March 31, 2024		December 31, 2023
	Quantity	$	Quantity	$
Binance Coin	1,513.1116	1,197,048	236.4452	97,710
Bitcoin	2,381.8503	192,744,913	2,271.3329	108,983,280
Ethereum	21,676.5143	104,937,646	21,537.4066	65,956,320
EthereumPoW	0.2000	1.3550	0.2000	1
Cardano	61,168,793.2691	54,197,047	54,210,783.1700	43,306,306
Polkadot	2,027,300.6397	26,185,430	1,666,147.7880	18,371,365
Solana	1,699,772.18	429,694,885	1,682,112.49	235,733,109
Shyft	4,539,407.2792	58,143	4,539,407.2792	78,314
Uniswap	318,909.1202	5,408,351	296,352.0602	2,932,687
USDC		691		673
USDT		24,858		111,856
Litcoin	-	-	17.3931	1,719
Doge	373,126.4335	111,280	220,474.3947	26,652
Cosmos	11,245.3147	188,145	11,700.0000	171,497
Avalanche	421,146.8852	31,249,900	248,151.6644	13,148,105
Matic	18,786.3068	25,463	0.0003	-
Ripple	5,229,376.9426	4,403,827	76,029.7317	62,737
Enjin	56,055.3285	38,388	432,342.3671	223,237
Tron	584,329.3077	95,263	118,490.5094	16,581
Terra Luna	203,002.3956	-	202,302.5360	-
ICP	911,662.5358	22,988,977	-	-
AAVE	28.7781	4,924	-	-
LINK	1,330.8496	34,389	-	-
Current	77,589,845	873,589,568	63,728,357	489,222,151
Blocto	264,559.703	9,464	264,559.703	10,503
Boba Network	250,000.00	-	250,000.00	-
Clover	450,000.00	46,426	450,000.00	19,831
Maps	285,713.000	-	285,713.000	-
Mobilecoin	2,855.5045	-	2,855.5045	-
Oxygen	400,000.000	-	400,000.000	-
Pyth	2,500,000.00	1,495,483	2,500,000.00	503,669
Saffron.finance	86.21	5,206	86.21	2,619
Sovryn	15,458.95	42,189	15,458.95	12,863
Wilder World	148,810.00	230,089	148,810.00	94,002
Volmex Labs	2,925,878.0000	-	2,925,878.0000	-
Long-Term		1,828,857		643,487
Total Digital Assets		875,418,425		489,865,638

DeFi Technologies Inc.

Notes to the condensed consolidated interim financial statements

For the three and six months ended June 30, 2024 and 2023

(Expressed in Canadian dollars unless otherwise noted)

7.	Digital Assets (continued)

The continuity of digital assets for the three months ended March 31, 2024 and year ended December 31, 2023:

	March 31, 2024	December 31, 2023
Opening balance	$489,865,638	$104,202,085
Digital assets acquired	200,399,402	318,355,007
Digital assets disposed	(149,972,147)	(244,656,544)
Realized gain (loss) on digital assets	69,689,782	(1,017,247)
Digital assets earned from staking, lending and fees	5,808,001	3,554,587
Net change in unrealized gains and losses on digital assets	247,433,275	324,976,115
Foreign exchange gain (loss)	12,194,474	(15,548,363)
	$875,418,425	$489,865,638

Digital assets held by counterparty for the three months ended March 31, 2024 and year ended December 31, 2023 is the following:

	March 31, 2024	December 31, 2023
Counterparty A	$400,829,962	$421,687,911
Counterparty B	34,162,937	30,592,947
Counterparty C	5,017,256	2,775,287
Counterparty D	24,187,888	11,785,440
Counterparty E	9,430,477	8,633,491
Counterparty F	25,810,607	837,948
Counterparty G	15,214,935	8,840,988
Counterparty H	24,443,622	-
Other	1,640,342	248,294
Self custody	334,680,399	4,463,332
Total	$875,418,425	$489,865,638

As of March 31, 2024, digital assets held as collateral consisted of the following:

	Number of coins on loan	Fair Value
Bitcoin	816.4876	$41,880,406
Ethereum	9,946.4729	48,148,787
Total	10,762.9605	$90,029,194

As at March 31, 2024, the 475 Bitcoin held by Genesis Global Capital LLC (“Genesis”) as collateral against a loan has been written down to $9,050,472 (US$6,679,315), the fair value of the loan and interest held with Genesis.

As of December 31, 2023, digital assets held as collateral consisted of the following:

	Number of coins on loan	Fair Value
Bitcoin	1,158.2614	46,860,266
Ethereum	9,263.7800	28,369,770
Total	10,422.0414	$75,230,036

As at December 31, 2023, the 475 Bitcoin held by Genesis as collateral against a loan has been written down to$8,690,623 (US$6,570,862), the fair value of the loan and interest held with Genesis.

In the normal course of business, the Company enters into open-ended lending arrangements with certain financial institutions, whereby the Company loans certain fiat and digital assets in exchange for interest income. The Company can demand the repayment of the loans and accrued interest at any time. The digital assets on loan are included in digital assets balances above.

DeFi Technologies Inc.

Notes to the condensed consolidated interim financial statements

For the three and six months ended June 30, 2024 and 2023

(Expressed in Canadian dollars unless otherwise noted)

7.	Digital Assets (continued)

Digital Assets loaned

As of March 31, 2024, the Company has on loan select digital assets to borrowers at annual rates ranging from approximately 2.4% to 9.7% and accrue interest on a monthly basis. The digital assets on loan are measured at fair value through profit and loss.

As of December 31, 2023, the Company has on loan select digital assets to borrowers at annual rates ranging from approximately 2.4% to 9.7% and accrue interest on a monthly basis. The digital assets on loan are measured at fair value through profit and loss.

As of March 31, 2024, digital assets on loan consisted of the following:

	Number of coins on loan	Fair Value	Fair Value Share
Digital assets on loan:
Ethereum	8,500.0000	41,146,716	32%
Cardano	19,000,000.0000	16,834,655	13%
Polkadot	1,800,000.0000	23,249,524	18%
Uniswap	150,000.0000	2,543,836	2%
Avalanche	300,000.0000	22,261,810	17%
Bitcoin	250.0365	24,038,007	18%
Total	21,258,750.0365	$130,074,548	100%

As of December 31, 2023, digital assets on loan consisted of the following:

	Number of coins on loan	Fair Value	Fair Value Share
Digital on loan:
Ethereum	7,000.0000	21,437,084	8%
Cardano	8,500,000.0000	6,790,228	3%
Polkdot	1,373,835.0000	15,148,250	6%
Solana	1,572,441.0000	220,363,625	82%
Avalanche	125,009.0000	6,623,496	2%
Total	11,578,285.0000	$270,362,684	100%

As of March 31, 2024, the digital assets on loan by significant borrowing counterparty is as follow:

	Interest rates	Number of coins on loan	Fair Value
Digital assets on loan:
Counterparty A	2.4% to 9.7%	21,258,500.0000	106,036,541
Counterparty D	3.79%	250.0365	24,038,007
Total		21,258,750.0365	$130,074,548

DeFi Technologies Inc.

Notes to the condensed consolidated interim financial statements

For the three and six months ended June 30, 2024 and 2023

(Expressed in Canadian dollars unless otherwise noted)

7.	Digital Assets (continued)

As of December 31, 2023, the digital assets on loan by significant borrowing counterparty is as follow:

	Interest rates	Number of coins on loan	Fair Value
Digital on loan:
Counterparty A	2.4% to 9.7%	11,578,285.0000	270,362,684
Total		11,578,285.0000	$270,362,684

As of March 31, 2024, digital assets on loan were concentrated with counterparties as follows:

	Geography	March 31, 2024
Digital assets on loan:
Counterparty A	Cayman Islands	82%
Counterparty D	United States	18%
Total		100%

As of December 31, 2023, digital assets on loan were concentrated with counterparties as follows:

	Geography	December 31, 2023
Digital on loan:
Counterparty A	Cayman Islands	100%
Total		100%

The Company’s digital assets on loan are exposed to credit risk. The Company limits its credit risk by placing its digital assets on loan with high credit quality financial institutions that have sufficient capital to meet their obligations as they come due and on which the Company has performed internal due diligence procedures. The Company’s due diligence procedures may include, but are not limited to, review of the financial position of the borrower, review of the internal control practices and procedures of the borrower, review of market information, and monitoring the Company’s risk exposure thresholds. As of March 31, 2024 and December 31, 2023, the Company does not expect a material loss on any of its digital assets on loan. While the Company intends to only transact with counterparties that it believes to be creditworthy, there can be no assurance that a counterparty will not default and that the Company will not sustain a material loss on a transaction as a result.

Digital Assets Staked

As of March 31, 2024, the Company has skated select digital assets to borrowers at annual rates ranging from approximately 3.12% to 8.88% and accrue rewards as they are earned. The digital assets staked are measured at fair value through profit and loss.

As of December 31, 2023, the Company has skated select digital assets to borrowers at annual rates ranging from approximately 3.15% and accrue rewards as they are earned. The digital assets staked are measured at fair value through profit and loss.

As of March 31, 2024, digital assets staked consisted of the following:

	Number of coins staked	Fair Value	Fair Value Share
Digital assets on staked:
Cardano	38,201,004.7950	33,847,408	9%
Solana	1,315,000.0000	332,426,181	91%
Total	39,516,004.7950	$366,273,589	100%

DeFi Technologies Inc.

Notes to the condensed consolidated interim financial statements

For the three and six months ended June 30, 2024 and 2023

(Expressed in Canadian dollars unless otherwise noted)

7.	Digital Assets (continued)

As of December 31, 2023, digital assets staked consisted of the following:

	Number of coins staked	Fair Value	Fair Value Share
Digital on staked:
Cardano	38,201,004.7950	30,516,888	100%
Total	38,201,004.7950	$30,516,888	100%

As of March 31, 2024, the digital assets staked by significant borrowing counterparty is as follow:

	Interest rates	Number of coins staked	Fair Value
Digital on staked:
Counterparty B	3.12%	38,201,004.7950	33,847,408
Self custody	8.88%	1,315,000.0000	332,426,181
Total		39,516,004.7950	$366,273,589

As of December 31, 2023, the digital assets staked by significant borrowing counterparty is as follow:

	Interest rates	Number of coins staked	Fair Value
Digital on staked:
Counterparty B	3.15%	38,201,004.7950	30,516,888
Total		38,201,004.7950	$30,516,888

As of March 31, 2024, digital assets staked were concentrated with counterparties as follows:

	Geography	March 31, 2024
Digital on staked:
Counterparty B	Switzerland	9%
Self custody	Switzerland	91%
Total		9%

As of December 31, 2023, digital assets staked were concentrated with counterparties as follows:

	Geography	December 31, 2023
Digital on staked:
Counterparty B	Switzerland	100%
Total		100%

The Company’s digital assets staked are exposed to market risk, liquidity risk, lockup duration risk, loss or theft of assets and return duration risk. The Company limits these risks by placing its digital assets staked with open term durations without lockups as a standard for all staking arrangements. The Company also places allocation limits by counterparty and only deals with high credit quality financial institutions that are believed to have sufficient capital to meet their obligations as they come due and on which the Company has performed internal due diligence procedures. The Company’s due diligence procedures may include, but are not limited to, review of the financial position of the counterparty, review of the internal control practices and procedures of the counterparty, review of market information, and monitoring the Company’s risk exposure thresholds. As of March 31, 2024 and December 31, 2023, the Company does not expect a material loss on any of its digital assets staked. While the Company intends to only transact with counterparties that it believes to meets the Company staking policy criteria, there can be no assurance that a counterparty will not default and that the Company will not sustain a material loss on a transaction as a result.

DeFi Technologies Inc.

Notes to the condensed consolidated interim financial statements

For the three and six months ended June 30, 2024 and 2023

(Expressed in Canadian dollars unless otherwise noted)

8.	Acquisition of Reflexivity

On February 6, 2024, the Company acquired 100% interest in Reflexivity LLC (“Reflexivity”) by issuing 5,000,000 common shares. Reflexivity is a private company incorporated in the United States that operates a premier private research firm that specializes in producing cutting-edge research reports for the cryptocurrency industry.

Details of the consideration for acquisition, net assets acquired and goodwill are as follows:

Purchase price consider paid:
Fair value of shares issued	$3,100,000
Fair value of shares issued	$3,100,000

Fair value of assets and liabilities assumed:
Cash	$319,643
Amounts receivable	18,131
Prepaid expenses	21,448
Client relationships	315,000
Brand Name	66,000
Technology	78,000
Accounts payable	(1,383)
Deferred revenue	(353,226)
$463,613
Goodwill	2,636,387
Total net assets aquired	$3,100,000

The goodwill acquired as part of the Reflexivity acquisition is made up of assembled workforce and implied goodwill related to Reflexivity’s management and staff experiences and Reflexivity’s reputation in the industry. It will not be deductible for tax purposes.

DeFi Technologies Inc.

Notes to the condensed consolidated interim financial statements
For the three and six months ended June 30, 2024 and 2023
(Expressed in Canadian dollars unless otherwise noted)

9.	Intangibles and goodwill

Cost	Client relationships	Technology	Brand Name	Total
Balance, December 31, 2023 and 2022	$-	$-	$42,789,968	$42,789,968
Acquisition of Reflexivty LLC	315,000	78,000	66,000	459,000
Acquisition of Solana IP	-	4,962,021	-	4,962,021
Balance, March 31, 2024	$315,000	$5,040,021	$42,855,968	$48,210,989

Accumulated Amortization			Brand Name	Total
Balance, December 31, 2022	$-	$-	$(37,208,780)	$(37,208,780)
Amortization	-	-	(2,038,300)	(2,038,300)
Balance, December 31, 2023	$-	$-	$(39,247,080)	$(39,247,080)
Amortization	(5,250)	(1,300)	(510,675)	(517,225)
Impairment loss	-	(4,962,021)	-	(4,962,021)
Balance, March 31, 2024	$(5,250)	$(4,963,321)	$(39,757,755)	$(44,726,326)

Balance, December 31, 2023	$-	$-	$3,542,888	$3,542,888
Balance, March 31, 2024	$309,750	$76,700	$3,098,213	$3,484,663

On February 9, 2024, the Company acquired intellectual property by issuing 7,297,090 common shares of the Company. The intellectual property acquired encompasses a suite of sophisticated features, including advanced liquidity provisioning, innovative trading strategies and technologies, along with the distribution, management and analytics of decentralized financial data. These elements are tailored to support the Solana-focused trading desk operated by the Company. At the time of acquisition, the intangible assets were in an early stage of research and development, with significant uncertainties surrounding its future market demand, sales price and production costs, and as such, on February 9, 2024, the Company recognized an impairment loss of $4,962,021.

10.	Accounts payable and accrued liabilities

	31-Mar-24	31-Dec-23
Corporate payables	$4,585,876	$4,443,937
Digital asset liquidity provider	4,614,314	4,402,557
Related party payable (Note 21)	84,825	328,352
	$9,285,015	$9,174,846

DeFi Technologies Inc.

Notes to the condensed consolidated interim financial statements
For the three and six months ended June 30, 2024 and 2023
(Expressed in Canadian dollars unless otherwise noted)

11.	Loans payable

On January 14, 2022 and January 17, 2022, the Company entered into various loans with a digital asset liquidity provider totaling $46,235,200 (US$37,000,000). On April 4, 2022, the Company entered into a loan with a second digital asset provider for US$5,500,000. In April 2022, the Company partially repaid of one of the loans of US$3,500,000, while the remainder of these loans have since been renewed and continue to be outstanding. The Company has spread the loans among three different digital asset liquidity providers to reduce single entity concentration and be able to obtain more competitive rates. As of March 31, 2024, the loan principal of $53,522,500 (US$39,500,000) (December 31, 2023 - $52,242,700 (US$39,500,000)) was outstanding. The loans terms are 90 days and open term and have interest rates ranging from 9.5% and 18% The extended loans are secured with 658 BTC and 9,946 ETH.

One of Company’s digital asset liquidity provider loans payable is held with Genesis. On January 20, 2023, Genesis declared bankruptcy and currently is not allowing withdrawals and not extending new loans. On March 15, 2023, the Court ruled that the Genesis debtors may not sell, buy, trade in crypto assets without prior consent by the creditors. The Court also allowed for the payment of some service providers required for upholding the operations but nothing beyond that. The Company’s loan with Genesis is an open term loan. The Genesis loan and interest payable is US$6,679,315 and secured with 475 BTC. See Note 7.

On March 23, 2023, the Company entered into a loan agreement with an institutional investment firm that specializes in long-term asset backed financing for secured loan of $4,101,300 (US$3,000,001). The loan is secured by 158.2614 BTC. The Company paid a 1% origination fee to the lender. The principal is due eighteen months from the closing date. Interest payments of US$24,375 are due quarterly with the first payment due on June 23, 2023. As of March 31, 2024, the loan principal of $4,065,000 (US$3,000,001) (December 31, 2023 - $3,967,801 (US$3,000,001)) was outstanding.

12.	ETP holders payable

The fair market value of the Company’s ETPs as at March 31, 2024 and December 31, 2023 were as follows:

	March 31, 2024	December 31, 2023
	$	$
Valour Bitcoin Zero EUR	25,105,276	13,325,026
Valour Bitcoin Zero SEK	202,215,185	113,727,037
Valour Ethereum Zero EUR	2,692,002	1,426,174
Valour Ethereum Zero SEK	100,527,911	64,723,237
Valour Polkadot EUR	199,547	217,017
Valour Polkadot SEK	25,933,856	18,056,128
Valour Cardano EUR	177,861	105,209
Valour Cardano SEK	53,583,901	43,131,123
Valour Uniswap EUR	249,592	132,960
Valour Uniswap SEK	5,130,187	2,780,982
Valour Binance EUR	96,997	1,560
Valour Binance SEK	813,117	-
Valour Solana EUR	8,940,736	4,215,658
Valour Solana SEK	422,008,623	232,410,677
Valour Cosmos EUR	174,667	159,572
Valour Digital Asset Basket 10 EUR	419,815	301,427
Valour Digital Asset Basket 10 SEK	5,676	42,770
Valour Bitcoin Carbon Neutral EUR	21,267	5,288
Valour Avalanche EUR	289,686	137,447
Valour Avalanche SEK	30,798,678	13,034,136
Valour Enjin EUR	35,814	197,061
Valour Ripple SEK	4,112,765	-
1Valour Bitcoin Physical Carbon Neutral	406,808	-
1Valour Ethereum Physical Staking	196,903	-
1Valour Internet Computer Physical Carbon Neutral	22,988,956	-
1Valour STOXX Bitcoin Suisse Digital Asset Blue Chip	802,039	-
	907,927,865	508,130,490

DeFi Technologies Inc.

Notes to the condensed consolidated interim financial statements
For the three and six months ended June 30, 2024 and 2023
(Expressed in Canadian dollars unless otherwise noted)

12.	ETP holders payable (continued)

The Company’s ETP certificates are unsecured and trade on the Nordic Growth Market “(NGM”) and / or Germany Borse Frankfurt Zertifikate AG. ETPs issued by the Company referencing the performance of digital assets are measured at fair value through profit or loss. Their fair value is a function of the unadjusted quoted price of the digital asset underlying the ETP, less any accumulated management fees. The fair value basis is consistent with the measurement of the underlying digital assets which are measured at fair value. The Company’s policy is always to hedge 100% of the market risk by holding the underlying digital asset. Hedging is done continuously and in direct correspondence to the issuance of certificates to investors.

13.	Realized and net change in unrealized gains and (losses) on digital assets

	31-Mar-24	31-Mar-23
Realized gains / (loss) on digital assets	$69,689,782	$(9,607,996)
Unrealized gains / (loss) on digital assets	247,433,275	72,626,529
	$317,123,056	$63,018,533

14.	Realized and net change in unrealized gains and (losses) on ETP payables

	31-Mar-24	31-Mar-23
Realized gains / (loss) on ETPs	$(99,760,190)	$32,834,448
Unrealized gains / (loss) on ETPs	(228,493,695)	(108,347,939)
	$(328,253,885)	$(75,513,491)

15.	Expenses by nature

	Three months ended March 31
	2024	2023
Management and consulting fees	$1,453,118	$1,089,615
Travel and promotion	574,534	117,293
Office and rent	595,564	628,628
Accounting and legal	252,906	213,526
Regulatory and transfer agent	92,015	67,407
	$2,968,137	$2,116,469

16.	Share Capital

a)	As at March 31, 2024 and December 31, 2023, the Company is authorized to issue:

I.	Unlimited number of common shares with no par value;

II.	20,000,000 preferred shares, 9% cumulative dividends, non-voting, non-participating, non-redeemable, non- retractable, and non-convertible by the holder. The preferred shares are redeemable by the Company in certain circumstances.

DeFi Technologies Inc.

Notes to the condensed consolidated interim financial statements
For the three and six months ended June 30, 2024 and 2023
(Expressed in Canadian dollars unless otherwise noted)

16.	Share Capital (continued)

b)	Issued and outstanding shares

	Number of Common Shares	Amount
Balance, December 31, 2022	219,010,501	$166,151,401
Private placement financings	11,812,500	1,117,145
Shares issued for debt settlement	13,697,095	1,449,102
Warrant allocation		(243,330)
Options exercised	575,000	181,585
DSU exercised	757,500	317,150
Issued on convertible debt	30,000,000	1,585,524
Shares issued on acquisition of investment	805,612	128,898
Balance, December 31, 2023	276,658,208	$170,687,476
Acquisition of Refelxivty LLC (see Note 8)	5,000,000	3,100,000
Acquisiton of Solana IP (see Note 9)	7,297,090	4,962,021
DSU exercised	1,037,281	421,584
Warrant exercised	176,924	71,432
Balance, March 31, 2024	290,169,503	$179,242,513

During the year ended December 31, 2023, the Company issued 13,697,095 common shares at an issue price of $0.11 per share to settle existing debt with consultants and management resulting in a loss on settlement of debt in the amount of $172,093. Officers of the Company received 4,377,139 common shares to settle $413,868 of outstanding payables.

On October 24, 2023, the Company issued convertible debt in exchange for $3,000,000, the notes mature two years from issuance and accrue interest at 8% per annum. Upon conversion or at the maturity of the note the notes were convertible for an equal number of common shares and share purchase warrants, of the Company with an exercise price of $0.20. An officer of the Company subscribed for $361,250 convertible debt.

On November 6, 2023, the conversion option was exercised resulting in the issuance of 30,000,000 common shares of the Company and 30,000,000 warrants, each warrant entitles the holder to acquire one additional common share of the Company at an exercise price of $0.20 for a period of 60 months following the closing date. At the issue date, the fair value of the warrants was estimated at $0.10 using the Black Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility based on the Company’s historical volatility of 151.9%; risk-free interest rate of 3.87% and an expected life of 5 years. As a result of the conversion option, an officer of the Company received 3,612,500 common shares and 3,612,500 warrants for his convertible debenture.

On November 6, 2023, the Company issued 805,612 common shares of the Company in exchange for a $128,898 investment in Neuronomics AG. The shares were valued based on the closing price of the Company’s stock at the date of the exchange. An officer of the Company received 402,808 common shares in exchange for 362 shares of Neuromomics AG.

On November 22, 2023, the Company closed a non-brokered private placement financing and issued 11,812,500 units for gross proceeds of $1,890,000 at a price of $0.16 per unit, each unit consists of one common shares of the company and one warrant, each warrant entitles the holder to acquire one additional common share of the Company at an exercise price of $0.23 for a period of 24 months following the closing date. An officer of the Company subscribed 3,125,000 units for $335,167. At the issue date, the fair value of the warrants was estimated at $0.16 using the Black Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility based on the Company’s historical volatility of 139.6%; risk-free interest rate of 4.40% and an expected life of 2 years.

DeFi Technologies Inc.

Notes to the condensed consolidated interim financial statements
For the three and six months ended June 30, 2024 and 2023
(Expressed in Canadian dollars unless otherwise noted)

17.	Share-based payments reserves

Stock options, DSUs and Warrants

	Options			DSU		Warrants
	Number of Options	Weighted average exercise prices	Value of options	Number of DSU	Value of DSU	Number of warrants	Weighted average exercise prices	Value of warrants	Total Value
December 31, 2022	17,777,500	$1.27	20,344,765	6,370,000	$6,977,106	16,740,486	$0.20	$588,113	$27,909,984
Granted	8,900,000	0.10	875,928	4,359,286	2,044,291	41,812,500	0.21	2,430,661	5,350,880
Exercised	(575,000)	0.15	(86,710)	(757,500)	(317,150)	-	-	-	(403,860)
Expired / cancelled	(2,697,500)	1.11	(3,138,269)	(327,500)	(663,587)	(12,684,560)	0.03	(423,261)	(4,225,117)
December 31, 2023	23,405,000	$0.99	$17,995,714	9,644,286	$8,040,660	45,868,426	$0.30	$2,595,513	$28,631,887
Granted	125,000	0.69	1,460,825	-	156,689	-	-	-	1,617,515
Exercised	-	-	-	(1,037,281)	(421,584)	(176,924)	0.30	(18,354)	(439,938)
March 31, 2024	23,530,000	$0.99	$19,456,539	8,607,005	$7,775,765	45,691,502	$0.20	$2,577,159	$29,809,464

Stock option plan

The Company has an ownership-based compensation scheme for executives and employees. In accordance with the terms of the plan, as approved by shareholders at a previous annual general meeting, officers, directors and consultants of the Company may be granted options to purchase common shares with the exercise prices determined at the time of grant. The Company has adopted a Floating Stock Option Plan (the “Plan”), whereby the number of common shares reserved for issuance under the Plan is equivalent of up to 10% of the issued and outstanding shares of the Company from time to time.

Each employee share option converts into one common share of the Company on exercise. No amounts are paid or payable by the recipient on receipt of the option. The options carry neither rights to dividends nor voting rights. Options may be exercised at any time from the date of vesting to the date of their expiry.

On March 12, 2024, the Company granted 125,000 stock options to a consultant of Company to purchase common shares of the Company for the price of $0.69 for a period of five years from the date of grant. The options shall vest in four equal instalments every three months such that all options shall fully vests on the date that is 12 months from the date of grant. These options have an estimated grant date fair value of $79,575 using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 149.1%; risk-free interest rate of 3.71%; and an expected average life of 5 years.

On July 13, 2023, the Company granted 1,000,000 stock options to a consultant of Company to purchase common shares of the Company for the price of $0.115 for a period of five years from the date of grant. The options shall vest in four equal instalments every three months such that all options shall fully vests on the date that is 12 months from the date of grant. These options have an estimated grant date fair value of $105,000 using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 154.3%; risk-free interest rate of 3.47%; and an expected average life of 5 years.

On November 24, 2023, the Company granted 2,650,000 stock options to a consultant and directors of the Company to purchase common shares of the Company for the price of $0.29 for a period of five years from the date of grant. The options shall vest in four equal instalments every three months such that all options shall fully vests on the date that is 12 months from the date of grant. These options have an estimated grant date fair value of $731,400 using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 151.7%; risk- free interest rate of 3.83%; and an expected average life of 5 years. Directors of the received 2,500,000 options.

On December 4, 2023, the Company granted 4,500,000 stock options to an officer of the Company to purchase common shares of the Company for the price of $0.45 for a period of five years from the date of grant. The options shall vest in four equal instalments every three months such that all options shall fully vests on the date that is 12 months from the date of grant. These options have an estimated grant date fair value of $2,162,700 using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 151.9%; risk-free interest rate of 3.54%; and an expected average life of 5 years.

DeFi Technologies Inc.

Notes to the condensed consolidated interim financial statements
For the three and six months ended June 30, 2024 and 2023
(Expressed in Canadian dollars unless otherwise noted)

17.	Share-based payments reserves (continued)

Stock option plan (continued)

On December 11, 2023, the Company granted 750,000 stock options to a consult and directors of the Company to purchase common shares of the Company for the price of $0.52 for a period of five years from the date of grant. The options shall vest in four equal instalments every three months such that all options shall fully vests on the date that is 12 months from the date of grant. These options have an estimated grant date fair value of $308,700 using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 153.1%; risk- free interest rate of 3.53%; and an expected average life of 5 years. Directors of the received 500,000 options.

The Company recorded $1,460,825 of share-based payments during the three months ended March 31, 2024 (three months ended March 31, 2023 - $189,449).

The following share-based payment arrangements were in existence at March 31, 2024:

Number outstanding	Number exercisable	Grant date	Expiry date	Exercise price	Fair value at grant date	Grant date share price	Expected volatility	Expected life (yrs)	Expected dividend yield	Risk-free interest rate
510,000	510,000	16-Nov-20	16-Nov-25	$0.09	40,392	$0.09	138.70%	5	0%	0.46%
250,000	250,000	24-Feb-21	24-Feb-26	$1.58	574,750	$2.55	147.00%	5	0%	0.73%
1,000,000	1,000,000	22-Mar-21	22-Mar-26	$1.58	1,906,500	$2.12	145.70%	5	0%	0.99%
2,170,000	2,170,000	09-Apr-21	09-Apr-26	$1.58	3,468,962	$1.78	145.20%	5	0%	0.95%
2,900,000	2,900,000	18-May-21	18-May-26	$1.22	3,263,080	$1.25	145.60%	5	0%	0.95%
1,000,000	1,000,000	18-May-21	18-May-26	$1.22	1,125,200	$1.25	145.60%	5	0%	0.95%
1,950,000	1,950,000	25-May-21	25-May-26	$1.11	1,944,540	$1.11	145.50%	5	0%	0.86%
1,150,000	1,150,000	13-Aug-21	13-Aug-26	$1.58	1,461,305	$1.43	143.70%	5	0%	0.84%
250,000	250,000	21-Sep-21	21-Sep-26	$1.70	380,375	$1.70	144.00%	5	0%	0.85%
250,000	250,000	13-Oct-21	13-Oct-26	$2.10	470,375	$2.10	144.00%	5	0%	1.27%
500,000	500,000	09-Nov-21	09-Nov-26	$3.92	1,758,050	$3.92	144.30%	5	0%	1.37%
250,000	250,000	31-Dec-21	31-Dec-26	$3.11	698,525	$3.11	145.00%	5	0%	1.25%
500,000	500,000	09-May-22	09-May-27	$2.00	591,950	$1.34	146.00%	5	0%	2.76%
500,000	500,000	20-May-22	20-May-27	$1.00	334,300	$0.75	146.80%	5	0%	2.70%
400,000	400,000	21-Jul-22	21-Jul-27	$0.80	195,640	$0.50	147.50%	5	0%	3.00%
500,000	500,000	17-Oct-22	17-Oct-27	$0.17	75,350	$0.17	149.50%	5	0%	3.60%
425,000	425,000	19-Oct-22	19-Oct-27	$0.17	64,090	$0.17	149.40%	5	0%	3.71%
1,000,000	500,000	13-Jul-23	13-Jul-28	$0.115	105,000	$0.12	149.10%	5	0%	3.71%
2,650,000	662,500	24-Nov-23	24-Nov-28	$0.29	731,400	$0.29	151.70%	5	0%	3.83%
4,500,000	1,125,000	04-Dec-23	04-Dec-28	$0.45	2,162,700	$0.45	151.90%	5	0%	3.54%
750,000	187,500	11-Dec-23	11-Dec-28	$0.52	308,700	$0.52	153.10%	5	0%	3.53%
125,000	-	12-Mar-24	12-Mar-29	$0.69	79,525	$0.69	154.30%	5	0%	3.47%
23,530,000	15,005,000				21,740,709

The weighted average remaining contractual life of the options exercisable at March 31, 2024 was 3.22 years (December 31, 2023 – 3.46 years).

Warrants

As at March 31, 2024, the Company had share purchase warrants outstanding as follows:

	Number outstanding & exercisable	Grant date	Expiry date	Exercise price	Fair value at grant date	Grant date share price	Expected volatility	Expected life (yrs)	Expected dividend yield	Risk-free interest rate
Warrants	3,360,509	14-Nov-22	14-Nov-24	$0.30	348,614	$0.17	152.7%	2	0%	3.87%
Warrants	187,493	14-Nov-22	14-Nov-24	$0.30	19,865	$0.17	152.7%	2	0%	3.87%
Warrants	331,000	29-Nov-22	29-Nov-24	$0.30	30,010	$0.18	141.7%	2	0%	3.95%
Warrants	30,000,000	06-Nov-23	06-Nov-28	$0.20	1,414,476	$0.17	151.9%	5	0%	3.87%
Warrants	11,812,500	22-Nov-23	22-Nov-25	$0.23	772,855	$0.33	139.6%	2	0%	4,40%
Warrant issue costs					(8,661)
	45,691,502				2,577,159

DeFi Technologies Inc.

Notes to the condensed consolidated interim financial statements
For the three and six months ended June 30, 2024 and 2023
(Expressed in Canadian dollars unless otherwise noted)

17.	Share-based payments reserves (continued)

Deferred Share Units Plan (DSUs)

On August 15, 2021, the Company adopted the DSUs plan. Eligible participants of the DSU Plan include any director, officer, employee or consultant of the Company. The Board fixes the vesting terms it deems appropriate when granting DSUs. The number of DSUs that may be granted under the DSU Plan may not exceed 5% of the total issued and outstanding Common Shares at the time of grant.

On February 1, 2023, the Company granted 500,000 DSUs to a consultant of the Company. These DSUs have a grant day fair value of $107,500 and vest in four equal installments every six months, with the first instalment vesting on the date that is six months from the grant day.

On February 1, 2023, the Company granted 500,000 DSUs to a consultant of the Company. These DSUs have a grant day fair value of $107,500 and vest immediately.

On July 13, 2023, the Company granted 1,000,000 DSUs to a consultant of the Company. These DSUs have a grant day fair value of $145,000 and vest in four equal installments every six months, with the first instalment vesting on the date that is six months from the grant day.

On November 24, 2023, the Company granted 1,434,286 DSUs to consultants of the Company. These DSUs have a grant day fair value of $277,500 and vest immediately.

On November 24, 2023, the Company granted 925,000 DSUs to officers and consultants of the Company. These DSUs have a grant day fair value of $145,000 and vest in four equal installments every six months, with the first instalment vesting on the date that is six months from the grant day. Officers of the Company received 400,000 DSUs.

The Company recorded $156,689 in share-based compensation during the three months ended March 31, 2024 (three months ended March 31, 2023 - $751,837).

18.	Financial instruments

Financial assets and financial liabilities as at March 31, 2024 and December 31, 2023 are as follows:

	Asset / (liabilities) at amortized cost	Assets / (liabilities) at fair value through profit/(loss)	Total
December 31, 2023
Cash	$6,727,482	$-	$6,727,482
Amounts receivable	54,036	-	54,036
Private investments	-	43,540,534	43,540,534
USDC	-	673	673
Accounts payable and accrued liabilities	(9,174,846)	-	(9,174,846)
Loan payable	(56,210,709)	-	(56,210,709)
ETP holders payable	-	(508,130,490)	(508,130,490)
March 31, 2024
Cash	$9,412,862	$-	$9,412,862
Amounts receivable	2,330,255	-	2,330,255
Private investments	-	41,793,929	41,793,929
USDC	-	691	691
Accounts payable and accrued liabilities	(9,285,015)	-	(9,285,015)
Loan payable	(57,587,500)	-	(57,587,500)
ETP holders payable	-	(907,927,865)	(907,927,865)

DeFi Technologies Inc.

Notes to the condensed consolidated interim financial statements
For the three and six months ended June 30, 2024 and 2023
(Expressed in Canadian dollars unless otherwise noted)

18.	Financial instruments (continued)

The Company’s financial instruments are exposed to several risks, including market, liquidity, credit and currency risks. There have been no significant changes in the risks, objectives, policies and procedures from the previous year. A discussion of the Company’s use of financial instruments and their associated risks is provided below:

Credit risk

Credit risk arises from the non-performance by counterparties of contractual financial obligations. The Company’s primary counterparty related to its cash carries an investment grade rating as assessed by external rating agencies. The Company maintains all or substantially all of its cash with a major financial institution domiciled in Canada, the United States and Europe. Deposits held with this institution may exceed the amount of insurance provided on such deposits.

Regulatory Risks

As cryptocurrencies have grown in both popularity and market size, governments around the world have reacted differently to cryptocurrencies with certain governments deeming them illegal while others have allowed their use and trade. Ongoing and future regulatory actions may alter, perhaps to a materially adverse extent, the ability of the Company to continue to operate. The effect of any future regulatory change on the DeFi ecosystem or any cryptocurrency, project or protocol that the Company may hold is impossible to predict, but such change could be substantial and adverse to the space as a whole, as well as potentially to the Company. Governments may, in the future, restrict or prohibit the acquisition, use or redemption of cryptocurrencies. Ownership of, holding or trading in cryptocurrencies may then be considered illegal and subject to sanction. Governments may also take regulatory action that may increase the cost and/or subject cryptocurrency mining companies to additional regulation.

Custodian Risks

The Company uses multiple custodians (or third-party “wallet providers”) to hold digital assets for its DeFi Ventures business line as well as for digital assets underlying Valour Cayman ETPs. Such custodians may or may not be subject to regulation by U.S. state or federal or non-U.S. governmental agencies or other regulatory or self-regulatory organizations. The Company could have a high concentration of its digital assets in one location or with one custodian, which may be prone to losses arising out of hacking, loss of passwords, compromised access credentials, malware or cyberattacks. Custodians may not indemnify us against any losses of digital assets. Digital assets held by certain custodians may be transferred into “cold storage” or “deep storage,” in which case there could be a delay in retrieving such digital assets. The Company may also incur costs related to the third-party custody and storage of its digital assets. Any security breach, incurred cost or loss of digital assets associated with the use of a custodian could materially and adversely affect our trading execution, the value of our and the value of any investment in our common shares. Furthermore, there is, and is likely to continue to be, uncertainty as to how U.S. and non-U.S. laws will be applied with respect to custody of cryptocurrencies and other digital assets held on behalf of clients. For example, U.S.- regulated investment advisers may be required to keep client “funds and securities” with a “qualified custodian”; there remain numerous questions about how to interpret and apply this rule, and how to identify a “qualified custodian” of, digital assets, which are obviously kept in a different way from the traditional securities with respect to which such rules were written. The uncertainty and potential difficulties associated with this question and related questions could materially and adversely affect our ability to continuously develop and launch our business lines. The Company may also incur costs related to the third-party custody and storage of its digital assets. Any security breach, incurred cost or loss of digital assets associated with the use of a custodian could materially and adversely affect the execution of hedging ETPs, the value of the Company’s assets and the value of any investment in the Common Shares.

DeFi Technologies Inc.

Notes to the condensed consolidated interim financial statements
For the three and six months ended June 30, 2024 and 2023
(Expressed in Canadian dollars unless otherwise noted)

18.	Financial instruments (continued)

Liquidity risk

Liquidity risk is the risk that the Company will not have sufficient cash resources to meet its financial obligations as they come due. The Company’s liquidity and operating results may be adversely affected if the Company’s access to the capital markets is hindered, whether as a result of a downturn in stock market conditions generally or related to matters specific to the Company, or if the value of the Company’s investments declines, resulting in losses upon disposition. In addition, some of the investments the Company holds are lightly traded public corporations or not publicly traded and may not be easily liquidated. The Company generates cash flow from proceeds from the disposition of its investments and digital assets. There can be no assurances that sufficient funding, including adequate financing, will be available to cover the general and administrative expenses necessary for the maintenance of a public company. All of the Company’s assets, liabilities and obligations are due within one to three years.

The Company manages liquidity risk by maintaining adequate cash balances and liquid investments and digital assets. The Company continuously monitors and reviews both actual and forecasted cash flows, and also matches the maturity profile of financial and non-financial assets and liabilities. As at March 31, 2024, the Company had current assets of $887,480,115 (December 31, 2023 - $497,513,493) to settle current liabilities of $975,069,685 (December 31, 2023 - $573,516,045).

The following table shows the Company’s source of liquidity by assets / (liabilities) as at March 31, 2024 and December 31, 2023:

	March 31, 2024
	Total	Less than 1 year	1-3 years
Cash	$9,412,862	$9,412,862	$-
Amounts receivable	2,330,255	2,330,255	-
Prepaid expenses	2,147,431	2,147,431	-
Digital assets	875,418,425	873,589,568	1,828,857
Private investments	41,793,929	-	41,793,929
Accounts payable and accrued liabilities	(9,285,015)	(9,285,015)	-
Loans payable	(57,587,500)	(57,587,500)	-
ETP holders payable	(907,927,865)	(907,927,865)	-
Total assets / (liabilities) - March 31, 2024	$(43,697,478)	$(87,320,265)	$43,622,786

	December 31, 2023
	Total	Less thn 1 year	1-3 years
Cash	6,727,482	$6,727,482	$-
Amounts receivable	54,036	54,036	-
Prepaid expenses	1,509,824	1,509,824	-
Digital assets	489,865,638	489,222,151	643,487
Private investments	43,540,534	-	43,540,534
Accounts payable and accrued liabilities	(9,174,846)	(9,174,846)	-
Loan payable	(56,210,709)	(56,210,709)	-
ETP holders payable	(508,130,490)	(508,130,490)	-
Total assets / (liabilities) - December 31, 2023	$(31,818,531)	$(76,002,552)	$44,184,021

Digital assets included in the table above are non-financial assets except USDC. For the purposes of liquidity risk analysis, these non-financial assets were included as they are mainly utilized to pay off any redemptions related to ETP holders payable, a financial liability. The lent and staked digital assets fall under the “less than 1 year” bucket.

DeFi Technologies Inc.

Notes to the condensed consolidated interim financial statements
For the three and six months ended June 30, 2024 and 2023
(Expressed in Canadian dollars unless otherwise noted)

18.	Financial instruments (continued)

Market risk

Market risk is the risk that the fair value of, or future cash flows from, the Company’s financial instruments will significantly fluctuate because of changes in market prices.

(a)	Price and concentration risk

The Company is exposed to market risk in trading its investments and unfavourable market conditions could result in dispositions of investments at less than favorable prices. In addition, most of the Company’s investments are in the technology and resource sector. At March 31, 2024, two investments made up approximately 4.0% (December 31, 2023 – two investments of 7.0%) of the total assets of the Company.

For the three months ended March 31, 2024, a 10% decrease (increase) in the closing price of this these two positions would result in an estimated increase (decrease) in net loss of $4.0 million, or $0.01 per share.

For the year ended December 31, 2023, a 10% decrease (increase) in the closing price of this these two positions would result in an estimated increase (decrease) in net loss of $4.2 million, or $0.02 per share.

(b)	Interest rate risk

The Company’s cash is subject to interest rate cash flow risk as it carries variable rates of interest. The Company’s interest rate risk management policy is to purchase highly liquid investments with a term to maturity of one year or less on the date of purchase. Based on cash balances on hand at March 31, 2024, a 1% change in interest rates could result in $94,000 change in net loss.

(c)	Currency risk

Currency risk is the risk that the fair value of, or future cash flows from, the Company’s financial instruments will fluctuate because of changes in foreign exchange rates. The Company’s operations are exposed to foreign exchange fluctuations, which could have a significant adverse effect on its results of operations from time to time. The Company’s foreign currency risk arises primarily with respect to United States dollar, Euro Swiss Franc and British Pound. Fluctuations in the exchange rates between this currency and the Canadian dollar could have a material effect on the Company’s business, financial condition and results of operations. The Company does not engage in any hedging activity to mitigate this risk. The Company reduces its currency risk by maintaining minimal cash balances held in foreign currency.

As at March 31, 2024 and December 31, 2023, the Company had the following financial and non-financial assets and liabilities, (amounts posted in Canadian dollars) denominated in foreign currencies:

	March 31, 2024
	United States	British	Swiss	Euro
Cash	$324,773	$20,291	$1,736,698	$5,618,349
Receivables	153,143	-	-	1,677
Private investments	4,115,032	-	37,678,898	-
Prepaid expenses	2,033,569	-	-	-
Digital assets	875,418,425	-	-	-
Accounts payable and accrued liabilities	(1,115,106)	(75,692)	(78,831)	(21,948)
Loan payable	(57,587,500)	-	-	-
ETP holders payable	(907,927,865)	-	-	-
Net assets (liabilities)	$(84,585,529)	$(55,401)	$39,336,766	$5,598,078

DeFi Technologies Inc.

Notes to the condensed consolidated interim financial statements
For the three and six months ended June 30, 2024 and 2023
(Expressed in Canadian dollars unless otherwise noted)

18.	Financial instruments (continued)

(c)	Currency risk (continued)

	December 31, 2023
	United States Dollars	British Pound	Swiss Franc	European Euro
Cash	$6,668,518	$-	$-	$-
Receivables	47,159	-	-	-
Private investments	4,016,636	-	39,395,000	-
Prepaid investment	1,509,824	-	-	-
Digital assets	489,865,637	-	-	-
Accounts payable and accrued liabilities	(3,080,229)	(74,466)	(101,828)	(21,939)
Loan payable	(56,210,709)
ETP holders payable	(508,130,490)	-	-	-
Net assets (liabilities)	$(65,313,654)	$(74,466)	$39,293,172	$(21,939)

A 10% increase (decrease) in the value of the Canadian dollar against all foreign currencies in which the Company held financial instruments as of March 31, 2024 would result in an estimated increase (decrease) in net income of approximately $3,963,300 (December 31, 2023 - $2,601,500).

(d)	Digital currency risk factors: Perception, Evolution, Validation and Valuation

A digital currency does not represent an intrinsic value or a form of credit. Its value is a function of the perspective of the participants within the marketplace for that digital currency. The price of the digital currency fluctuates as a result of supply and demand pressures that accumulate in the market for it.

Having a finite supply (in the case of many but not all digital currencies), the more people who want to own that digital currency, the more the market price increases and vice-versa.

The most common means of determining the value of a digital currency is through one or more cryptocurrency exchanges where that digital currency is traded. Such exchanges publicly disclose the “times and sales” of the various listed pairs. As the marketplace for digital currencies evolves, the process for assessing value will become increasingly sophisticated.

DeFi Technologies Inc.

Notes to the condensed consolidated interim financial statements
For the three and six months ended June 30, 2024 and 2023
(Expressed in Canadian dollars unless otherwise noted)

18.	Financial instruments (continued)

(e)	Fair value of financial instruments

The Company has determined the carrying values of its financial instruments as follows:

i.	The carrying values of cash, amounts receivable, accounts payable and accrued liabilities approximate their fair values due to the short-term nature of these instruments.

ii.	Public and private investments are carried at amounts in accordance with the Company’s accounting policies as set out in Note 2 in the Company’s December 31, 2023 financial statements.

iii.	Digital assets classified as financial assets relate to USDC which is measured at fair value.

The following table illustrates the classification and hierarchy of the Company's financial instruments, measured at fair value in the statements of financial position as at March 31, 2024 and December 31, 2023.

	Level 1	Level 2	Level 3
Investments, fair value	(Quoted Market price)	(Valuation technique -observable market Inputs)	(Valuation technique - non-observable market inputs)	Total
Publicly traded investments	$-	$-	$-	$-
Privately traded invesments	-	-	41,793,929	41,793,929
Digital assets	-	691	-	691
March 31, 2024	$-	$691	$41,793,929	$41,793,929
Publicly traded investments	$-	$-	$-	$-
Privately traded invesments	-	-	43,540,534	43,540,534
Digital assets	-	673	-	673
December 31, 2023	$-	$673	$43,540,534	$43,541,207

DeFi Technologies Inc.

Notes to the condensed consolidated interim financial statements
For the three and six months ended June 30, 2024 and 2023
(Expressed in Canadian dollars unless otherwise noted)

18.	Financial instruments (continued)

(e)	Fair value of financial instruments (continued)

Level 2 Hierarchy

The following table presents the changes in fair value measurements of financial instruments classified as Level 2 during the periods ended March 31, 2024 and December 31, 2023. These financial instruments are measured at fair value utilizing non-observable market inputs. The net realized losses and net unrealized gains are recognized in the statements of loss.

Investments, fair value for the period ended	March 31, 2024	December 31, 2023
Balance, beginning of period	$673	$1,586
Acquired (disposal)	18	(913)
Balance, end of period	$691	$673

Level 3 Hierarchy

The following table presents the changes in fair value measurements of financial instruments classified as Level 3 during the periods ended March 31, 2024 and December 31, 2023. These financial instruments are measured at fair value utilizing non-observable market inputs. The net realized losses and net unrealized gains are recognized in the statements of loss.

Investments, fair value for the period ended	March 31, 2024	December 31, 2023
Balance, beginning of period	$43,540,534	$30,015,445
Purchases	-	128,898
Unrealized gain/(loss) net	(1,746,605)	13,396,191
Balance, end of period	$41,793,929	$43,540,534

Within Level 3, the Company includes private company investments that are not quoted on an exchange. The key assumptions used in the valuation of these instruments include (but are not limited to) the value at which a recent financing was done by the investee, company-specific information, trends in general market conditions and the share performance of comparable publicly traded companies.

As valuations of investments for which market quotations are not readily available, are inherently uncertain, may fluctuate within short periods of time and are based on estimates, determination of fair value may differ materially from the values that would have resulted if a ready market existed for the investments. Given the size of the private investment portfolio, such changes may have a significant impact on the Company’s financial condition or operating results.

DeFi Technologies Inc.

Notes to the condensed consolidated interim financial statements
For the three and six months ended June 30, 2024 and 2023
(Expressed in Canadian dollars unless otherwise noted)

18.	Financial instruments (continued)

(e)	Fair value of financial instruments (continued)

The following table presents the fair value, categorized by key valuation techniques and the unobservable inputs used within Level 3 as at March 31, 2024 and December 31, 2023.

Description	Fair vaue	Valuation technique	Significant unobservable input(s)	Range of significant unobservable input(s)
3iQ Corp.	$1,246,700	Recent financing	Marketability of shares	0% discount
Brazil Potash Corp.	2,190,763	Recent financing	Marketability of shares	0% discount
Earnity	-	Recent financing	Marketability of shares	0% discount
Luxor Technology Corporation	677,568	Recent financing	Marketability of shares	0% discount
Neuronomics AG	128,898	Recent financing	Marketability of shares	0% discount
SDK:meta, LLC	-	Recent financing	Marketability of shares	0% discount
Amina Bank	37,550,000	Market approach	Marketability of shares	0% discount
Skolem Technologies Ltd.	-	Recent financing	Marketability of shares	0% discount
VolMEX Labs Corporation	-	Recent financing	Marketability of shares	0% discount
March 31, 2024	$41,793,929

3iQ Corp.	$1,216,890	Recent financing	Marketability of shares	0% discount
Brazil Potash Corp.	2,138,380	Recent financing	Marketability of shares	0% discount
Earnity	-	Recent financing	Marketability of shares	0% discount
Luxor Technology Corporation	661,366	Recent financing	Marketability of shares	0% discount
SEBA Bank AG	39,395,000	Market approach	Marketability of shares	0% discount
Neuronomics AG	128,898	Recent financing	Marketability of shares	0% discount
SDK:meta, LLC	-	Recent financing	Marketability of shares	0% discount
Skolem Technologies Ltd.	-	Recent financing	Marketability of shares	0% discount
VolMEX Labs Corporation	-	Recent financing	Marketability of shares	0% discount
December 31, 2023	$43,540,534

3iQ Corp. (“3iQ”)

On March 31, 2020, the Company acquired 187,007 common shares of 3iQ as part of the Company’s acquisition of Valour. As at March 31, 2024, the valuation of 3iQ was based on the recent transaction which is indicative of being the fair market value. Management has determined that there are no reasonably possible alternative assumptions that would change the fair value significantly as at March 31, 2024. As at March 31, 2024, a +/- 10% change in the fair value of 3iQ will result in a corresponding +/- $124,670 (December 31, 2023 - $121,689) change in the carrying amount.

Brazil Potash Corp. (“BPC”)

On September 11, 2020, the Company received 404,200 common shares of BPC as consideration of selling the Company’s Royalties to a non-arms length party of the Company. As at March 31, 2024, the valuation of BPC was based on the August 2022 financing which is indicative of being the fair market value. Management has determined that there are no reasonably possible alternative assumptions that would change the fair value significantly as at March 31, 2024. As at March 31, 2024, a +/- 10% change in the fair value of BPC will result in a corresponding +/- $219,076 (December 31, 2023 - $213,828) change in the carrying amount.

Earnity Inc. (“Earnity”)

On April 13, 2021, the Company subscribed US$40,000 ($50,076) to acquire certain rights to certain future equity of Earnity (see Note 3). As at March 31, 2024, the valuation of Earnity was determined to be nil based on Earnity ceasing operations. Management has determined that there are no reasonably possible alternative assumptions that would change the fair value significantly. As at March 31, 2024, a +/- 10% change in the fair value of Earnity will result in a corresponding +/- $nil (December 31, 2023 - $nil) change in the carrying amount.

DeFi Technologies Inc.

Notes to the condensed consolidated interim financial statements
For the three and six months ended June 30, 2024 and 2023
(Expressed in Canadian dollars unless otherwise noted)

18.	Financial instruments (continued)

(e)	Fair value of financial instruments (continued)

Luxor Technology Corporation (“LTC”)

On December 29, 2020, the Company subscribed US$100,000 ($128,060) to acquire certain rights to the preferred shares of LTC. The transaction was closed on February 15, 2021. On May 11, 2021, the Company subscribed additional rights of US$62,500 ($75,787). As at March 31, 2024, the valuation of LTC was based on the December 2021 financing which is indicative of being the fair market value. Management has determined that there are no reasonably possible alternative assumptions that would change the fair value significantly as at March 31, 2024. As at March 31, 2024. a +/- 10% change in the fair value of LTC will result in a corresponding +/- $67,757 (December 31, 2023 - $66,137) change in the carrying amount.

SDK:Meta LLC

On June 3, 2021, the Company entered into a share exchange agreement with SDK exchanging 1,000,000 membership units of SDK with 3,000,000 shares of the Company valuing the investment at $3,420,000. During 2022, the Company impaired its investment in SDK:Meta LLC as they were unsuccessful in raising additional funds to continue to advance the company. As at March 31, 2024, the valuation of SDK:Meta LLC was $nil (December 31, 2023 - $nil). Management has determined that there are no reasonably possible alternative assumptions that would change the fair value significantly. As at March 31, 2024, a +/- 10% change in the fair value of SDK:Meta LLC will result in a corresponding +/- $nil (December 31, 2023 - $nil) change in the carrying amount.

Amina Bank AG (formerly SEBA Bank AG) (“Amina”)

On January 14, 2022, the Company invested $34,498,750 to acquire 3,906,250 non-votes shares of Amina. As at March 31, 2024, the valuation of Amina was based on a market approach which is indicative of being the fair market value. Management has determined that there are no reasonably possible alternative assumptions that would change the fair value significantly as at March 31, 2024. As at March 31, 2024, a +/- 10% change in the fair value of SEBA will result in a corresponding +/- $3,755,000 (December 31, 2023 +/- $3,939,500) change in the carrying amount.

Skolem Technologies Ltd. (“STL”)

On December 29, 2020, the Company invested US$20,000 ($25,612) to acquire certain rights to the preferred shares of STL. On October 29, 2021, the Company rights were converted into 16,354 series A preferred shares. As at March 31, 2024, the valuation of STL was determined to be nil based on STL ceasing operations. Management has determined that there are no reasonably possible alternative assumptions that would change the fair value significantly as at March 31, 2024. As at March 31, 2024, a +/- 10% change in the fair value of STL will result in a corresponding +/- $nil (December 31, 2023 - $nil) change in the carrying amount.

VolMEX Labs Corporation (“VLC”)

On February 23, 2021, the Company invested US$30,000 ($37,809) to acquire certain rights to the preferred shares of VLC. As at March 31, 2024, the valuation of VLC was nil. Management has determined that there are no reasonably possible alternative assumptions that would change the fair value significantly as at March 31, 2024. As at March 31, 2024, a +/- 10% change in the fair value of VLC will result in a corresponding +/- nil (December 31, 2023 - $nil) change in the carrying amount.

DeFi Technologies Inc.

Notes to the condensed consolidated interim financial statements
For the three and six months ended June 30, 2024 and 2023
(Expressed in Canadian dollars unless otherwise noted)

19.	Digital asset risk

(a)	Digital currency risk factors: Risks due to the technical design of cryptocurrencies

The source code of many digital currencies, such as Bitcoin, is public and may be downloaded and viewed by anyone. As with all code, there may be a bug in the respective code which is yet to be found and repaired and can ultimately jeopardize the integrity and security of one or more of these networks.

Should miners for reasons yet unknown cease to register completed transactions within blocks which have been detached from the block chain, the confidence in the protocol and network will be reduced, which will reduce the value of the digital currency associated with that protocol, and the ETP payable balances that are valued with reference to the respective digital asset.

Protocols for most digital assets or cryptocurrencies are public open-source software, they could be particularly vulnerable to hacker attacks, which could be damaging for the digital currency market and may be the cause for investors to choose other currencies or assets to invest in.

(b)	Digital currency risk factors: Ownership, Wallets

Rather than the actual cryptocurrency (which are “stored” on the blockchain), a cryptocurrency wallet stores the information necessary to transact the cryptocurrency. Those digital credentials are needed so one can access and spend the underlying digital assets. Some use public-key cryptography in which two cryptographic keys, one public and one private, are generated and stored in a wallet. There are several types of wallets:

-	Hardware wallets are USB-like hardware devices with a small screen built specifically for handling private keys and public keys/addresses.

-	Paper wallets are simply paper printouts of private and public addresses.

-	Desktop wallets are installable software programs/apps downloaded from the internet that hold your private and public keys/addresses.

-	Mobile wallets are wallets installed on a mobile device and are thus always available and connected to the internet.

-	Web wallets are hot wallets that are always connected to the internet that can be stored in a browser or can be “hosted” by third party providers such as an exchange.

(c)	Digital currency risk factors: Political, regulatory risk and technology in the market of digital currencies

The legal status of digital currencies, inter alia Bitcoin varies between different countries. The lack of consensus concerning the regulation of digital currencies and how such currencies shall be handled tax wise causes insecurity regarding their legal status. As all digital currencies remain largely unregulated assets, there is a risk that politics and future regulations may negatively impact the market of digital currencies and companies operating in such market. It is impossible to estimate how politics and future regulations may affect the market. However, future regulations and changes in the legal status of the digital currencies is a political risk which may affect the price development of the tracked digital currencies.

The perception (and the extent to which it is held) that there is significant usage of the digital assets in connection with criminal or other illicit purposes, could materially influence the development and regulation of digital assets (potentially by curtailing the same).

As technological change occurs, the security threats to the Company’s cryptocurrencies, DeFi protocol tokens and other digital assets will likely adapt and previously unknown threats may emerge. The Company’s ability to adopt technology in response to changing security needs or trends may pose a challenge to the safekeeping of the Company’s cryptocurrencies, DeFi protocol tokens and other digital assets. To the extent that the Company is unable to identify and mitigate or stop new security threats, the Company’s cryptocurrencies, DeFi protocol tokens and other digital assets may be subject to theft, loss, destruction or other attack.

DeFi Technologies Inc.

Notes to the condensed consolidated interim financial statements
For the three and six months ended June 30, 2024 and 2023
(Expressed in Canadian dollars unless otherwise noted)

20.	Capital management

The Company considers its capital to consist of share capital, share based payments reserves and deficit. The Company’s objectives when managing capital are:

a)	to allow the Company to respond to changes in economic and/or marketplace conditions by maintaining the Company’s ability to purchase new investments;

b)	to give shareholders sustained growth in value by increasing shareholders’ equity; while

c)	taking a conservative approach towards financial leverage and management of financial risks.

The Company’s management reviews its capital structure on an on-going basis and makes adjustments to it in light of changes in economic conditions and the risk characteristics of its underlying investments. The Company’s current capital is composed of its shareholders’ equity and, to-date, has adjusted or maintained its level of capital by:

a)	raising capital through equity financings; and

b)	realizing proceeds from the disposition of its investments

The Company is not subject to any capital requirements imposed by a lending institution or regulatory body, other than the NEO Exchange which requires one of the following to be met: (i) shareholders equity of at least $2.5 million, (ii) net income from continuing operations of at least $375,000, (iii) market value of listed securities of at least $25 million, or (iv) assets and revenues of at least $25 million. There were no changes to the Company’s capital management during the three months ended March 31, 2024.

21.	Related party disclosures

a)	The condensed consolidated interim financial statements include the financial statements of the Company and its subsidiaries and its respective ownership listed below:

% equity interest
DeFi Capital Inc.	100
DeFi Holdings (Bermuda) Ltd.	100
Electrum Streaming Inc.	100
Reflexivity LLC	100
Valour Inc.	100
DeFi Europe AG	100
Valour Management Limited	100
Valour Digital Securities Limited	0

b)	Compensation of key management personnel of the Company

In accordance with IAS 24, key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company directly or indirectly, including any directors (executive and non- executive) of the Company. The remuneration of directors and key executives is determined by the remuneration committee having regard to the performance of individuals and market trends. The remuneration of directors and other members of key management personnel during the three months ended March 31, 2024 and 2023 were as follows:

	Three months ended March 31,
	2024	2023
Short-term benefits	$330,006	$424,173
Shared-based payments	1,231,737	134,971
	$1,561,743	$559,144

DeFi Technologies Inc.

Notes to the condensed consolidated interim financial statements
For the three and six months ended June 30, 2024 and 2023
(Expressed in Canadian dollars unless otherwise noted)

21.	Related party disclosures (continued)

As at March 31, 2024, the Company had $15,000 (December 31, 2022 - $147,485) owing to its current key management, and $314,136 (December 31, 2022 - $314,136) owing to its former key management. Such amounts are unsecured, non- interest bearing, with no fixed terms of payment or “due on demand”.

c)	During the three months ended March 31, 2024 and 2023, the Company entered into the following transactions in the ordinary course of business with related parties that are not subsidiaries of the Company.

	Three months ended March 31,
	2024	2023
2227929 Ontario Inc.	$30,000	$30,000
	$30,000	$30,000

The Company shares office space with other companies who may have common officers and directors. The costs associated with the use of this space, including the provision of office equipment and supplies, are administered by 2227929 Ontario Inc. to whom the Company pays a fee. As at March 31, 2024, the Company had a payable balance of $259,999 (December 31, 2023 - $226,000) with 2227929 Ontario Inc. to cover shared expenses. The amounts outstanding are unsecured with no fixed terms of repayment. Fred Leigh, a former director and former officer of the Company, is also a director of 2227929 Ontario Inc.

As at March 31, 2024, the Company incurred $3,958 (March 31, 2023 - $23,338) in legal fees to a firm in which a director of the Company is a partner. Included in accounts payable and accrued liabilities were legal expenses of $69,825 (December 31, 2023 – $165,868) incurred in the ordinary course of business at a law firm where a director of the company is a Partner.

Included in accounts payable and accrued liabilities were expenses of GBP 44,228 ($75,692) (December 31, 2023 -$74,466) expenses owed to Vik Pathak, a former director and officer of the Company.

See Note 17.

d)	The Company’s directors and officers may have investments in and hold management and/or director and officer positions in some of the investments that the Company holds. The following is a list of total investments and the nature of the relationship of the Company’s directors or officers with the investment as of March 31, 2024 and December 31, 2023.

Investment	Nature of relationship to invesment	Estimated Fair value
Brazil Potash Corp.*	Officer (Ryan Ptolemy) of Investee	$2,190,764
Aminna Bank AG *	Former Director (Olivier Roussy Newton) of investee	37,550,000
Total investment - March 31, 2024		$39,740,764

*	Private companies

Investment	Nature of relationship to invesment	Estimated Fair value
Brazil Potash Corp.*	Officer (Ryan Ptolemy) of Investee	$2,138,380
Aminna Bank AG (formerlt SEBA Bank AG)*	Former Director (Olivier Roussy Newton) of investee	39,395,000
Total investment - December 31, 2023		$41,533,380

*	Private companies

The Company has a diversified base of investors. To the Company’s knowledge, no one holds more than 10% of the Company’s shares on a basic share and partially diluted share basis as at March 31, 2024.

DeFi Technologies Inc.

Notes to the condensed consolidated interim financial statements
For the three and six months ended June 30, 2024 and 2023
(Expressed in Canadian dollars unless otherwise noted)

21.	Related party disclosures (continued)

During the year ended December 31, 2023, Officers of the Company received 4,377,139 common shares to settle $413,868 of outstanding payables.

During the year ended December 31, 2023, the Company also issued 2,724,941 common shares of the Company to former key management at an issue price of $0.11 per share to settle existing debt of $231,620 resulting in a loss on settlement of debt in the amount of $68,124.

Valour Inc. holds 4,000,000 common shares of the Company.

22.	Commitments and contingencies

The Company is party to certain management contracts. These contracts require that additional payments of up to approximately $2,299,500 be made upon the occurrence of certain events such as a change of control. As a triggering event has not taken place, the contingent payments have not been reflected in these condensed consolidated interim financial statements. Minimum commitments remaining under these contracts were approximately $969,400, all due within one year.

The Company is, from time to time, involved in various claims and legal proceedings. The Company cannot reasonably predict the likelihood or outcome of these activities. The Company does not believe that adverse decisions in any ending or threatened proceedings related to any matter, or any amount which may be required to be paid by reasons thereof, will have a material effect on the financial condition or future results of operations.

23.	Operating segments

Geographical information

The Company operates in Canada where its head office is located and in the Untied States, Bermuda and Cayman Islands where its operating business are located. Cayman Islands operates the Company’s ETPs business line which involves issuing ETPs, hedging against the underlying digital asset, lending and staking of digital assets and management fees earned on the ETPs. Bermuda operates the Company’s Venture portfolio and node business lines. The United States operates the Company’s research firm. Information about the Company’s assets by geographical location is detailed below.

March 31, 2024	Canada	United States	Bermuda	Cayman Islands	Total
Cash	232,629	323,210	-	8,857,023	9,412,862
Amounts receivable	-	130,536	-	2,199,719	2,330,255
Prepaid expenses	104,426	23,840	9,436	2,009,729	2,147,431
Digital Assets	1,495,483	-	391,517	873,531,425	875,418,425
Property, plant and equipment	-	-	2,455	1,987	4,442
Other non-current assets	93,410,117	-	-	1,216,890	94,627,007
Total assets	95,242,655	477,586	403,408	887,816,772	983,940,422

December 31, 2023	Canada	Bermuda	Cayman Islands	Total
Cash	59,069	-	6,668,412	6,727,481
Amounts receivable	6,878	-	47,159	54,037
Public investments	-	-	-	-
Prepaid expenses	77,521	-	1,432,303	1,509,824
Digital Assets	503,669	218,131	489,143,837	489,865,637
Property, plant and equipment	-	5,073	2,606	7,679
Other non-current assets	92,578,559	-	1,216,890	93,795,449
Total assets	93,225,696	223,204	498,511,207	591,960,107

DeFi Technologies Inc.

Notes to the condensed consolidated interim financial statements
For the three and six months ended June 30, 2024 and 2023
(Expressed in Canadian dollars unless otherwise noted)

23.	Operating segments (continued)

Information about the Company’s revenues and expenses by subsidiary are detailed below:

For the three months ended March 31, 2024	DeFi	Reflexivity	DeFi Bermuda	Valour Inc.	Total
Realized and net change in unrealized gains and (losses) on digital assets	991,814	25,982	162,515	315,942,744	317,123,055
Realized and net change in unrealized gains and (losses) on ETP payables	-	-	-	(328,253,885)	(328,253,885)
Staking and lending income	-	-	61	5,807,941	5,808,001
Management fees	-	-	-	1,731,882	1,731,882
Research revenue	-	501,868	-	-	501,868
Node revenue	-	-	4,675	-	4,675
Realized (loss) on investments, net	-	-	-	-	-
Unrealized (loss) on investments, net	(1,776,414)	-	-	(62,618)	(1,839,032)
Interest income	868	-	-	-	868
Total revenue	(783,732)	527,850	167,251	(4,833,936)	(4,922,567)
Expenses
Operating, general and administration	830,296	308,062	3,130	1,826,648	2,968,136
Share based payments	1,617,515	-	-	-	1,617,515
Depreciation - property, plant and equipment	-	-	2,617	619	3,236
Amortization - intangibles	517,225	-	-	-	517,225
Finance costs	13,345	-	-	1,724,169	1,737,514
Transaction costs	-	-	-	490,397	490,397
Foreign exchange (gain) loss	28,999	-	-	794,145	823,144
Impairment loss	4,962,021	-	-	-	4,962,021
Total expenses	7,969,401	308,062	5,747	4,835,978	13,119,188
Income (loss) before other item	(8,753,133)	219,788	161,503	(9,669,914)	(18,041,756)
Other comprehensive loss
Foreign currency translation (loss) gain	-	1,054	5,220	(1,275,326)	(1,269,052)
Net (loss) income and comprehensive (loss) income for the period	(8,753,133)	220,842	166,723	(10,945,240)	(19,310,808)

For the three months ended March 31, 2023	DEFI	DeFi Bermuda	Valour Inc.	Total
Realized and net change in unrealized gains and (losses) on digital assets	-	24,880	62,993,653	63,018,533
Realized and net change in unrealized gains and (losses) on ETP payables	-	-	(75,513,491)	(75,513,491)
Realized (loss) of derivative asset	-	-	-	-
Staking and lending income	-	14	571,799	571,813
Management fees	-	-	215,677	215,677
Node revenue	-	5,821	-	5,821
Realized (loss) on investments, net	-	-	(587)	(587)
Unrealized (loss) on investments, net	355,005	-	2,348	357,353
Interest income	488	-	341	829
Total revenue	355,493	30,715	(11,730,260)	(11,344,052)
Expenses
Operating, general and administration	921,360	13,325	1,181,784	2,116,469
Share based payments	941,286	-	-	941,286
Depreciation - property, plant and equipment	-	2,617	619	3,236
Depreciation - right of use assets	-	-	34,034	34,034
Amortization - intangibles	509,575	-	-	509,575
Finance costs		-	1,286,466	1,286,466
Transaction costs	-	-	232,775	232,775
Foreign exchange (gain) loss	7,116	-	3,345	10,461
Total expenses	2,379,337	15,942	2,739,023	5,134,302
(Loss) income before other item	(2,023,844)	14,772	(14,469,282)	(16,478,354)
Other comprehensive loss
Foreign currency translation (loss) gain	-	(168)	34,057	33,889
Net (loss) income and comprehensive (loss) income for the period	(2,023,844)	14,604	(14,435,225)	(16,444,465)

DeFi Technologies Inc.

Notes to the condensed consolidated interim financial statements
For the three and six months ended June 30, 2024 and 2023
(Expressed in Canadian dollars unless otherwise noted)

24.	Restatement of financial results

The Company has restated its March 31, 2023 condensed consolidated interim statement of financial position, condensed consolidated interim statement of operations and comprehensive loss and condensed consolidated interim statement of cash flow to correct material errors and omissions in its prior filing. The following tables present the impact of the restatement adjustments on the Company's previously issued condensed consolidated interim financial statements for the three months ended March 31, 2023

a.	To impair the digital assets held at Genesis to its recoverable amount of $8,134,953 (US$6,144,205).

b.	To revalue the fair value 3iQ investments to $1,246,816.

c.	To revalue the fair value of SEBA Bank AG to $26,014,500.

Consolidated Statements of Financial Position

(Expressed in Canadian dollars)

	March 31, 2023 $ As previously reported	Restatement	March 31, 2023 $ As Restated
Assets
Current
Cash and cash equivalents	4,402,692		4,402,692
Amounts receivable	91,099		91,099
Public investments, at fair value through profit and loss	3,518		3,518
Prepaid expenses	389,979		389,979
Digital assets	114,424,324	(10,188,642)	104,235,682
Digital assets loaned	56,718,460		56,718,460
Digital assets staked	19,567,096	(10,188,642)	19,567,096
Total current assets	195,597,168		185,408,526
Private investments, at fair value through profit and loss	43,859,941	(13,489,824)	30,370,117
Digital assets	87,232		87,232
Equipment	17,389		17,389
Intangible assets	5,071,613		5,071,613
Goodwill	46,712,027		46,712,027
Total assets	291,345,370	(23,678,466)	267,666,904
Liabilities and shareholders' equity
Current liabilities
Accounts payable and accrued liabilities	7,263,149		7,263,149
Loans payable	57,102,191		57,102,191
ETP holders payable	190,895,482		190,895,482
Total current liabilities	255,260,822	-	255,260,822
Shareholders' equity
Common shares	166,258,901		166,258,901
Preferred shares	4,321,350		4,321,350
Share-based payments reserves	26,851,949		26,851,949
Accumulated other comprehensive income	(2,962,329)		(2,962,329)
Deficit	(158,385,324)	(23,678,466)	(182,063,790)
Total equity	36,084,547	(23,678,466)	12,406,081
Total liabilities and equity	291,345,369	(23,678,466)	267,666,903

DeFi Technologies Inc.

Notes to the condensed consolidated interim financial statements
For the three and six months ended June 30, 2024 and 2023
(Expressed in Canadian dollars unless otherwise noted)

24.	Restatement of financial results (continued)

Consolidated Statements of Operations and Comprehensive (Loss)

(Expressed in Canadian dollars)

	Three months ended March 31,
	2023		2023
	$		$
	reported	Restatement	As Restated
Revenues
Realized and net change in unrealized gains and (losses) on digital assets	70,773,827	(7,755,294)	63,018,533
Realized and net change in unrealized gains and (losses) on ETP payables	(75,513,491)		(75,513,491)
Staking and lending income	571,813		571,813
Management fees	215,677		215,677
Node revenue	5,821		5,821
Realized (loss) on investments, net	(587)		(587)
Unrealized (loss) on investments, net	357,353		357,353
Interest income	829		829
Total revenues	(3,588,758)	(7,755,294)	(11,344,052)
Expenses
Operating, general and administration	2,116,469		2,116,469
Share based payments	941,286		941,286
Depreciation - property, plant and equipment	3,236		3,236
Depreciation - right of use assets	34,034		34,034
Amortization - intangibles	509,575		509,575
Finance costs	1,286,466		1,286,466
Transaction costs	232,775		232,775
Foreign exchange gains (loss)	10,461		10,461
Total expenses	5,134,302	-	5,134,302
Net (loss) for the period	(8,723,060)	(7,755,294)	(16,478,354)
Other comprehensive loss
Foreign currency translation loss	33,889	-	33,889
Net (loss) and comprehensive income (loss) for the period	(8,689,171)	(7,755,294)	(16,444,465)
	-
(Loss) per share
Basic	(0.04)		(0.08)
Diluted	(0.04)		(0.08)

Weighted average number of shares outstanding:
Basic	219,010,501		219,010,501
Diluted	219,010,501		219,010,501

DeFi Technologies Inc.

Notes to the condensed consolidated interim financial statements
For the three and six months ended June 30, 2024 and 2023
(Expressed in Canadian dollars unless otherwise noted)

24.	Restatement of financial results (continued)

Consolidated Statements of Cash Flows

(Expressed in Canadian dollars)

	Three months ended March 31,
	2023		2023
	$		$
	As previously reported	Restatement	As Restated
Cash (used in) provided by operations:
Net (loss) for the year	$(8,723,060)	$(7,755,294)	$(16,478,354)
Adjustments to reconcile net (loss) income to cash (used in) operating activities:
Share-based payments	941,285		941,285
Interest income	(829)		(829)
Interest expense	3,590		3,590
Depreciation - Property, plant & equipment	3,236		3,236
Depreciation - right of use assets	34,034		34,034
Amortization - Intangible asset	509,575		509,575
Realized loss on investments, net	587		587
Unrealized (gain) loss on investments, net	(357,353)		(357,353)
Realized and net change in unrealized (gains) and loss on digital assets	(70,773,827)	7,755,294	(63,018,533)
Realized and net change in unrealized (gains) and loss on ETP	75,513,491		75,513,491
Staking and lending income	(571,813)		(571,813)
Node revenue	(5,821)		(5,821)
Management fees	(215,677)		(215,677)
Unrealized loss on foreign exchange	1,136,940		1,136,940
	(2,505,642)	-	(2,505,642)
Adjustment for:
Purchase of digital assets	(90,978,084)		(90,978,084)
Disposal of digital assets	77,173,457		77,173,457
Disposal of investments	12,496		12,496
Change in amounts receivable	(24,048)		(24,048)
Change in prepaid expenses and deposits	174,420		174,420
Change in accounts payable and accrued liabilities	1,648,547		1,648,547
Net cash (used in) operating activities	(14,498,854)	-	(14,498,854)
Financing activities
Proceeds from ETP holders	49,015,215		49,015,215
Payments to ETP holders	(39,335,963)		(39,335,963)
Loan Payable	4,319,901		4,319,901
Net cash provided by financing activities	13,999,153	-	13,999,153

Effect of exchange rate changes on cash and cash equivalents	(3,772)	-	(3,772)
Change in cash and cash equivalents	(503,473)	-	(503,473)
Cash, beginning of year	4,906,165	-	4,906,165
Cash and cash equivalents, end of period	$4,402,692	$-	$4,402,692